FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the period from April 18, 2002 to May 7, 2002

Metallica Resources Inc.
(Translation of registrant's name into English)

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By: ______________________

Name: Bradley J. Blacketor
Title: Chief Financial Officer

Dated: May 7, 2002

The following attached documents are filed under this Form 6-K:

Exhibit A:	Press release No. 02-06 dated May 7, 2002
Exhibit B:	Material Change Report Dated May 7, 2002
Exhibit C:	Confirmation of mailing of Annual and Special Meeting of Shareholders materials
Exhibit D:	2001 Annual Report
Exhibit E:	Annual and Special Meeting of Shareholders – Proxy
Exhibit F:	Supplemental mailing list form
Exhibit G:	Notice of Annual and Special Meeting of Shareholders and Management Information Circular
Exhibit H:	Changes in Capital Structure of Listed Companies (Jan '00 to April '02)

Exhibit A

PRESS RELEASE

METALLICA
RESOURCES INC

Press Release No. 02-06

METALLICA RESOURCES ANNOUNCES DRILL RESULTS FOR 970 METER CORE HOLE AT LA FORTUNA

Toronto, Ontario – May 7, 2002 - Metallica Resources Inc. (TSE: MR, OTC BB: METLF) is pleased to report results from a 970-meter deep vertical core hole, DDHF-39, at the La Fortuna area of the El Morro copper-gold project in Chile. Copper-gold mineralization begins at surface and continues the entire length of the hole. The entire 970-meter length averages 0.65 percent copper and 0.53 grams of gold per tonne. A secondary enriched zone, from 20 meters to 62 meters in depth, averages 1.23 percent copper and 0.56 grams of gold per tonne. Below 62 meters, primary mineralization is continuous to the bottom of the hole and averages 0.63 percent copper and 0.53 grams of gold per tonne over 908 meters. The following table summarizes the results of DDHF-39.

Drill Hole Coordinates						
Hole	Grid East (UTM)	Grid North (UTM)	Collar Elevation (m)	Dip (deg)	Total Depth (m)	
DDHF-39	413393	6832798	4045	-90	970	

Drill Hole Results						
	From (m)	To (m)	Length (m)	Cu %	Au g/t	Comments
DDHF-39	0	970	970	0.65	0.53	Entire Hole
	0	20	20	0.10	0.48	Leached Zone
	20	62	42	1.23	0.56	Secondary Zone
	62	812	750	0.68	0.56	Primary Zone
	812	970	158	0.40	0.36	Primary Zone
	Selected Intervals					
	20	62	42	1.23	0.56	Secondary/Primary Zone
	62	970	908	0.63	0.53	Primary Zone

The La Fortuna area is the location of an inferred resource of 410 million tonnes grading 0.61 percent copper and 0.56 grams of gold per tonne, equating to approximately 5.5 billion pounds of copper and 7.4 million ounces of gold, at a cutoff grade of 0.4 percent copper.

Attached are a drill hole location map and a simplified cross-section illustrating the location of DDHF-39 in relation to previous drilling at La Fortuna. DDHF-39 extends to an elevation of 3075 meters or 400 meters below the bottom elevation used to limit the above-mentioned inferred resource.

Bondar Clegg, of Coquimbo, Chile, using Gannet certified standards, has completed all of Noranda's analytical work on the project to date. The analytical method used is geochemical analysis for the copper and fire assay with an atomic absorption finish for the gold values. A quality control program, using project specific standards and blank samples, is ongoing. The qualified person responsible for the design and conduct of the work performed is Michael Donnelly for Noranda Inc.

Noranda is the project operator and can earn a 70 percent interest in the El Morro project by completing work commitments of US$10 million and making a cash payment to Metallica of US$10 million prior to September 2005. Noranda is also required to complete a bankable feasibility study by September 2007 and provide 91 percent of the capital required to develop the project.

Mr. Ritch Hall, Metallica's CEO, stated, "Hole DDHF-39, in the heart of the La Fortuna zone, continues to exhibit the magnitude and extreme consistency of the deposit. This season's exploration program has been very successful at expanding the resources at La Fortuna, both laterally and at depth. Metallica will issue the results of the remaining drill holes after all analyses have been completed and verified."

Metallica Resources is a Canadian precious metals exploration and development company focused on Latin America. The company is well funded and has 32.4 million common shares outstanding. Visit Metallica Resources' web site at www.metal-res.com and send e-mail to metallica@metal-res.com.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304

El Morro Project

La Fortuna Copper - Gold Deposit

Drill Hole Location Map & Selected Drill Hole Intercepts


4100m
4300m
R-19
F-34
F-33
F-20
F-38
Potential Expansion
(as of Dec. 2001)
High Grade Zone
(as of Dec. 2001)
F-30
F-25
F-02
F-26
F-24
F-04
6833000mN
F-29
F-39
F-19
F-21
F-18
414000mE
F-05
F-12A
F-27
F-28
4000m
2200 NW
4100m
4200m
Pre – 2002 Drill Holes
2002 Drill Holes
Note: All drill holes shown on map except F-39 have been reported previously. Unlabeled drill holes contain less than 0.4% Cu over 50 meters.
250m
413000mE

SECTION 2200 NW

Hole	Interval (m)	Length (m)	Cu (%)	Au (g/t)	Cu - equiv (%)*
F-39	**0 - 970**	**970**	**0.65**	**0.53**	**0.96**
F-12A	0 – 456	456	0.99	0.45	**1.26**
F-19	24 – 500	476	0.61	0.58	**0.95**
F-24	94 – 494	400	0.56	0.89	**1.08**
F-25	178 – 386	208	0.47	0.56	**0.79**

** Copper – equivalent grades calculated using 75¢/lb Cu & $300/oz Au metals prices*



Legend
>1% Cu - eq
0.6 – 1.0% Cu - eq
0.3 – 0.6% Cu - eq
<0.3% Cu - eq
DDH Intersection
0.99 % Cu, 0.45 g/t Au
456m
Note: Copper – equivalent grades calculated using $0.75/lb Cu and $300/oz Au metal prices.
4200m
4100m
4000m
3900m
3800m
3700m
3600m
3500m
3400m
3300m
3200m
3100m
3000m
F-10
F-12A
F-39
F-19
F-24
F-25
Overburden
Leached Zone
Secondary Copper Zone
Primary Copper Zone
Volcanics
0.99, 0.45
456m
0.61, 0.58
476m
0.56, 0.89
400m
0.47, 0.56
208m
456m
500m
590m
536m
1.0%
0.3%
0.6%
1.0%
Lower Limit of Current Inferred Resource
0.65, 0.53
970m
970m

El Morro Project - Section 2200NW looking NW
La Fortuna Deposit
Copper - Equivalent Zoning

Exhibit B

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1. Reporting Issuer:

Metallica Resources Inc.
c/o Metallica Management Inc.
3979 East Arapahoe Road, Suite 100
Littleton, Colorado 80122

Item 2. Date of Material Change

May 7, 2002

Item 3. Press Release

The press release attached as Exhibit "A" was released over Business Wire in the United States and BCE Emergis News Wire in Canada on May 7, 2002 pursuant to section 75(1) of the Act.

Item 4. Summary of Material Change

Metallica Resources Inc. reports results from a 970-meter deep vertical core hole at the La Fortuna area of the El Morro project in Chile. Copper-gold mineralization begins at surface and continues the entire length of the hole. The entire 970-meter length averages 0.65% copper and 0.53 grams of gold per tonne.

Item 5. Full Description of Material Change

The material change is described in the press release attached as Exhibit "A".

Item 6. Reliance on Section 75(3) of the Act

not applicable

Item 7. Omitted Information

not applicable

Item 8. Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
3979 East Arapahoe Road, Suite 100
Littleton, Colorado 80122

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at the Littleton, Colorado office on May 7, 2002.

"Richard J. Hall"
Richard J. Hall, President & CEO

METALLICA
RESOURCES INC

PRESS RELEASE

EXHIBIT #A

Press Release No. 02-06

METALLICA RESOURCES ANNOUNCES DRILL RESULTS FOR 970 METER CORE HOLE AT LA FORTUNA

Toronto, Ontario – May 7, 2002 - Metallica Resources Inc. (TSE: MR, OTC BB: METLF) is pleased to report results from a 970-meter deep vertical core hole, DDHF-39, at the La Fortuna area of the El Morro copper-gold project in Chile. Copper-gold mineralization begins at surface and continues the entire length of the hole. The entire 970-meter length averages 0.65 percent copper and 0.53 grams of gold per tonne. A secondary enriched zone, from 20 meters to 62 meters in depth, averages 1.23 percent copper and 0.56 grams of gold per tonne. Below 62 meters, primary mineralization is continuous to the bottom of the hole and averages 0.63 percent copper and 0.53 grams of gold per tonne over 908 meters. The following table summarizes the results of DDHF-39.

Drill Hole Coordinates						
Hole	**Grid East (UTM)**	**Grid North (UTM)**	**Collar Elevation (m)**	**Dip (deg)**	**Total Depth (m)**	
DDHF-39	413393	6832798	4045	-90	970	

Drill Hole Results						
	From (m)	**To (m)**	Length (m)	**Cu %**	**Au g/t**	**Comments**
DDHF-39	0	970	970	0.65	0.53	Entire Hole
	0	20	20	0.10	0.48	Leached Zone
	20	62	42	1.23	0.56	Secondary Zone
	62	812	750	0.68	0.56	Primary Zone
	812	970	158	0.40	0.36	Primary Zone
	Selected Intervals					
	20	62	42	1.23	0.56	Secondary/Primary Zone
	62	970	908	0.63	0.53	Primary Zone

The La Fortuna area is the location of an inferred resource of 410 million tonnes grading 0.61 percent copper and 0.56 grams of gold per tonne, equating to approximately 5.5 billion pounds of copper and 7.4 million ounces of gold, at a cutoff grade of 0.4 percent copper.

Attached are a drill hole location map and a simplified cross-section illustrating the location of DDHF-39 in relation to previous drilling at La Fortuna. DDHF-39 extends to an elevation of 3075 meters or 400 meters below the bottom elevation used to limit the above-mentioned inferred resource.

Bondar Clegg, of Coquimbo, Chile, using Gannet certified standards, has completed all of Noranda's analytical work on the project to date. The analytical method used is geochemical analysis for the copper and fire assay with an atomic absorption finish for the gold values. A quality control program, using project specific standards and blank samples, is ongoing. The qualified person responsible for the design and conduct of the work performed is Michael Donnelly for Noranda Inc.

Noranda is the project operator and can earn a 70 percent interest in the El Morro project by completing work commitments of US$10 million and making a cash payment to Metallica of US$10 million prior to September 2005. Noranda is also required to complete a bankable feasibility study by September 2007 and provide 91 percent of the capital required to develop the project.

Mr. Ritch Hall, Metallica's CEO, stated, "Hole DDHF-39, in the heart of the La Fortuna zone, continues to exhibit the magnitude and extreme consistency of the deposit. This season's exploration program has been very successful at expanding the resources at La Fortuna, both laterally and at depth. Metallica will issue the results of the remaining drill holes after all analyses have been completed and verified."

Metallica Resources is a Canadian precious metals exploration and development company focused on Latin America. The company is well funded and has 32.4 million common shares outstanding. Visit Metallica Resources' web site at www.metal-res.com and send e-mail to metallica@metal-res.com.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304

El Morro Project

La Fortuna Copper - Gold Deposit

Drill Hole Location Map & Selected Drill Hole Intercepts



4100m
4300m
R-19
F-34
F-33
F-20
F-38
Potential Expansion
(as of Dec. 2001)
High Grade Zone
(as of Dec. 2001)
F-30
F-25
F-02
F-26
F-24
F-04
6833000mN
F-29
F-39
F-19
F-21
F-18
414000mE
F-05
F-12A
F-27
F-28
2200 NW
4100m
4200m
Pre – 2002 Drill Holes
2002 Drill Holes
Note: All drill holes shown on map except F-39 have been reported previously. Unlabeled drill holes contain less than 0.4% Cu over 50 meters.
250m
413000mE

SECTION 2200 NW

Hole	Interval (m)	Length (m)	Cu (%)	Au (g/t)	Cu - equiv (%)*
F-39	**0 - 970**	**970**	**0.65**	**0.53**	**0.96**
F-12A	0 – 456	456	0.99	0.45	**1.26**
F-19	24 – 500	476	0.61	0.58	**0.95**
F-24	94 – 494	400	0.56	0.89	**1.08**
F-25	178 – 386	208	0.47	0.56	**0.79**

** Copper – equivalent grades calculated using 75¢/lb Cu & $300/oz Au metals prices*



Legend
>1% Cu - eq
0.6 – 1.0% Cu - eq
0.3 – 0.6% Cu - eq
<0.3% Cu - eq
DDH Intersection
0.99 % Cu, 0.45 g/t Au
456m
Note: Copper – equivalent grades calculated using $0.75/lb Cu and $300/oz Au metal prices.
4200m
4100m
4000m
3900m
3800m
3700m
3600m
3500m
3400m
3300m
3200m
3100m
3000m
F-10
F-12A
F-39
F-19
F-24
F-25
Overburden
Leached Zone
Secondary Copper Zone
Primary Copper Zone
Volcanics
0.99, 0.45
456m
0.61, 0.58
476m
0.56, 0.89
400m
0.47, 0.56
208m
456m
500m
590m
536m
1.0%
0.3%
0.6%
Lower Limit of Current Inferred Resource
0.65, 0.53
970m
970m
El Morro Project - Section 2200NW looking NW
La Fortuna Deposit
Copper - Equivalent Zoning

Exhibit C

EQUITY
TRANSFER
SERVICES INC.

Dear Sir or Madam:

RE: **METALLICA RESOURCES INC**

We are pleased to confirm that copies of the following materials were mailed to shareholders on May 2, 2002.

1. Proxy
2. Notice of Annual and Special Meeting of Shareholders and Information Circular
3. 2001 Annual Report
4. Supplemental Mailing List Request Form
5. Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Luisa Roberto"

Per: Luisa Roberto
Senior Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

Exhibit D

delivering value

Metallica Resources Inc.

2001 annual report

CORPORATE PROFILE

Metallica Resources Inc. will continue to deliver value to its shareholders through the identification, evaluation and acquisition of both precious and base metal properties. It is proactive to this pursuit throughout the Americas and selective to it elsewhere in the world. Metallica manages its business risk by pursuing projects in politically stable countries that are amenable to mineral development. It targets projects where a mineral resource is known to exist or is strongly indicated by surface samples, proximity to known deposits, or occurrences along favorable geologic trends.

With the El Morro porphyry copper-gold project in Chile and the Cerro San Pedro gold and silver deposit in Mexico, Metallica is unique for a small company in that it has two quality assets that most assuredly will become future mines. El Morro has the potential to be a world class porphyry copper-gold deposit while Cerro San Pedro will be a low cost, heap leach precious metal mine.

METALLICA'S CLOSING PRICES

January 1, 2001 – March 28, 2002
Cdn $



MR (TSE)
TSE Gold Index
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan 01 Feb 01 Mar 01 Apr 01 May 01 Jun 01 Jul 01 Aug 01 Sep 01 Oct 01 Nov 01 Dec 01 Jan 02 Feb 02 Mar 02

Metallica's share price has increased over 750% since January 1, 2001

Cautionary Note to U.S. investors: The United States Securities and Exchange Commission permits mining companies, in their filing with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain items in this annual report, such as "mineral resources," "measured," "indicated" and "inferred resources" that the SEC guidelines prohibit us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, which is available by contacting the Company.

All amounts herein are stated in U.S. dollars unless otherwise noted.

TO OUR SHAREHOLDERS

As the theme for this year's Annual Report suggests, Metallica did in fact "deliver value" to its shareholders over the past year. Metallica's share price increased over 400 percent during 2001, ranking Metallica among the highest increases on The Toronto Stock Exchange and the best within its sector of companies tracked by the major Canadian brokerage firm BMO Nesbitt Burns.

The increased share price was due primarily to the successful exploration program at the El Morro project in Chile. However, it is believed the market also recognizes the progress made at Metallica's 50 percent-owned Cerro San Pedro project in Mexico and the company's ability, through its joint venture partners, to deliver value to its properties without having to use a significant amount of its own money. During 2001 its joint venture partners spent $6.3 million on Metallica's properties, while the Company itself spent only $300,000. It is anticipated that the total expenditures during 2002 will not be as great as 2001; however, once again Metallica will not be required to make significant expenditures to advance its projects.

In September 2001 Metallica completed a private placement with Noranda for $1 million as part of the joint venture agreement on the El Morro project. This placement was done at a 50 percent premium to Metallica's average closing price for the 60 days prior to the placement. Noranda now owns approximately three percent of Metallica's issued and outstanding common shares.

Our objectives for 2002 are to advance our existing asset base, acquire new projects, continue to raise the profile of the company and to judiciously use our cash resources.

El Morro, Chile (100%)

During 2001 Metallica and its joint venture partner Noranda, who is earning a 70 percent interest in the project, made a major mineral discovery at the El Morro project, located along the most prolific copper belt in Chile. The Northern Miner, a well known Canadian mining publication, named the El Morro project the international exploration discovery of the year. This discovery resulted in the delineation of an inferred mineral resource of 410 million tonnes of material grading 0.61 percent copper and 0.56 grams per tonne of gold, using a cut-off grade of 0.4 percent copper. The inferred mineral resources contain approximately 5.5 billion pounds of copper and 7.4 million ounces of gold.

During 2001 Noranda completed 15,261 meters of core drilling in 40 holes at this exciting property. It spent approximately $4.6 million on drilling, geology, geophysics, geochemistry and land payments, excluding the above-mentioned private placement into Metallica. Of particular note, is that in December 2001 Noranda elected to prepay a $1.2 million final payment to an underlying claim owner on the El Morro project, which was not due until June 2002. This clearly demonstrates Noranda's commitment to the El Morro project.

Of the 40 holes drilled during 2001, 23 holes totaling 9,988 meters were drilled in the La Fortuna area of the El Morro project. It was at La Fortuna where the inferred resource was delineated. At the end of the 2001 program, the mineralized area was considered to be "open" to the north, northwest and at depth. Additional exploration efforts by Noranda during 2002 are designed to expand and further define the La Fortuna mineral resources.

The remaining 17 holes, totaling 5,273 meters, were drilled in the El Negro area of the El Morro project, located approximately 2.5 kilometers to the southwest of La Fortuna. While this drilling showed widespread mineralization, continuity has yet to be established. Noranda will continue to explore the El Negro area during 2002.

In 2000 Noranda drilled 11 holes totaling 2,949 meters into the projects namesake, the El Morro area located approximately four kilometers to the northwest of the La Fortuna area. This drilling outlined an area of approximately 1,000 meters in length by 400 meters in width by 130 meters in depth that averages approximately 0.5 percent copper and 0.1 grams per tonne of gold, using a 0.35 percent copper cut-off grade.

During 2002 Noranda intends to complete approximately 12,500 meters of drilling that will include an estimated 7,500 meters of core drilling and 5,000 meters of rotary drilling. In addition to attempting to find the limits of the La Fortuna mineralized zone, Noranda will drill a number of identified exploration targets within the known clusters of porphyry mineralization located throughout the property.

Cerro San Pedro, Mexico (50%)

During 2001 Metallica's joint venture partner spent $1.6 million on the Cerro San Pedro project. This work included:

- Relocating the administration office to the project site
- Completing the relocation of the village of La Zapatilla to accommodate the construction of the leach pad facilities
- Progressing the plans to stabilize the San Pedro Apostol Church in the village of Cerro de San Pedro

In addition to the above tasks, the permits necessary to commence construction and mining were maintained. Metallica estimates that a steady gold price of approximately $300 per ounce will be required to commence construction.

During 2002 planning on the stabilization of the San Pedro Apostol Church will continue. The permits to construct and operate the mine will be maintained to begin construction of the operation on short notice. Approximately $750,000 has been budgeted for this effort, with Metallica being required to contribute approximately $100,000.

Exploration

In 2000 Metallica initiated the MIMK project in Chile and 15 new copper-gold porphyry properties were acquired. These properties were selected based on their geologic similarities to El Morro. Following further evaluation, six were retained for additional work or joint venture.

During 2001 Metallica completed an extensive re-evaluation program at the Mara Rosa project in Brazil. The reinterpretation resulted in the identification of new exploration targets; however, Metallica has decided to write-off the carrying value of the project. A decision will be made during 2002 to either joint venture the project or abandon it. This decision is in part due to Metallica's desire to focus its exploration efforts on the MIMK program in Chile and to pursue other targets.

In addition to the above projects, Metallica aggressively pursued properties or companies that it believed would deliver value to shareholders. We will continue such activities in 2002.

Metallica's cash position of $2.6 million at December 31, 2001 was strengthened with a Cdn$7.0 million equity financing in April 2002. With an enhanced balance sheet and a committed management group, Metallica will continue to build on its existing assets, acquire quality properties, minimize cash expenditures and raise the profile of the Company in 2002. With this strategy, Metallica is positioning itself to emerge from the long downturn in the precious metals sector as a strong and vibrant company.

On behalf of all of the directors and employees of Metallica, I would like to thank the shareholders for their continued support of the Company. I would also like to thank the directors and employees for their dedication and effort in attempting to make Metallica a success for all of the stakeholders of the Company.

On behalf of the Board of Directors,

Richard J. Hall

President and Chief Executive Officer

The El Morro Copper-Gold Project



EL MORRO PROJECT
La Serena
Santiago
Punta Arenas
CHILE

Project Location & Ownership

The El Morro project is a 100 percent-owned copper-gold porphyry deposit situated in north-central Chile about 80 kilometers east of the city of Vallenar. It is located along the most prolific copper belt in Chile and totals 18,915 hectares, of which 16,627 hectares are staked and 2,288 hectares are option to purchase agreements. Noranda Inc. ("Noranda") is currently earning a 70 percent interest in the project pursuant to the terms of the joint venture agreement discussed below.

Noranda entered into a joint venture with Metallica on the El Morro project in September 1999, based on the encouraging drill results obtained by Metallica in early 1999. The joint venture agreement allows Noranda to earn a 70 percent interest in the El Morro project by completing work commitments of $10 million and making cash payments to Metallica of $10 million prior to September 2005. Noranda is also required to complete a bankable feasibility study by September 2007 and provide 91 percent of the capital required to develop the project.

El Morro Project Land Status



El Morro
La Fortuna
El Negro
Kilometers
Metallica Staked
Metallica Purchase Option (René Martin)
Metallica Purchase Option (BHP)
Noranda Purchase Option (Cayo family)
Mineralized Zone

In addition to the above conditions, Noranda was required to complete a $1 million private placement in Metallica at 1.5 times the average of the prior 60 days closing price. This private placement was completed in October 2001 and resulted in the issuance of 918,563 common shares of the Company.

A total of $1.0 million is due over the next two years to complete the purchase of the optioned properties within the land package. Noranda is making these payments as part of its earn-in requirements. As of the end of 2001 Noranda had spent approximately $6.3 million towards its earn-in amount.



Drilling at the El Morro project



La Fortuna exploration area

Project Development

Through 2001 Noranda completed 56 diamond drill holes totaling 19,569 meters on three separate clusters of copper-gold porphyry style mineralization found on the El Morro project. These areas are referred to as La Fortuna, El Morro and El Negro. The 2001 drilling program resulted in the delineation of a significant copper-gold mineral resource in the La Fortuna area that has the potential of becoming a world-class deposit. At La Fortuna, Noranda estimated an inferred resource of 410 million tonnes grading 0.61 percent copper and 0.56 grams per tonne gold at a cut-off grade of 0.4 percent copper, representing 5.5 billion pounds of copper and 7.4 million ounces of gold. The inferred resources include a zone of higher grade mineralization defined by 14 diamond drill holes that cover an area of approximately 600 meters by 800 meters and extends to a vertical depth of more than 600 meters. The inferred resources remain open to the north, northwest and at depth.

Based on the inferred resources estimate, a preliminary order of magnitude economic study was completed by Knight Piesold, consulting engineers, for the La Fortuna area. The study proposes open pit mining, conventional milling and flotation to produce a single concentrate containing both copper and gold. Total production over the 15-year mine life is estimated at 4.5 billion pounds of copper and 5.0 million ounces of gold. The base case scenario, using a copper price of $1.00 per pound and a gold price of $300 per ounce, resulted in a project that has an internal rate of return (IRR) of 19.6 percent and a net present value (NPV) of $345 million when using 100 percent equity and a 10 percent discount rate. The study did not take into account any potential revenue from sales of molybdenum, which may have value as a by-product.

At the El Negro target area, located 2.5 kilometers southwest of La Fortuna, 17 holes totaling 5,273 meters were completed by Noranda. This drilling showed widespread copper, gold and molybdenum mineralization; however, the drilling has yet to establish enough continuity to estimate a mineral resource. Noranda will continue to test the El Negro area during 2002.

In addition to the work at La Fortuna and El Negro Noranda drilled 11 holes totaling 2,949 meters at the El Morro area in early 2000. This drilling identified an area of 1,000 meters by 400 meters averaging 0.5 percent copper in a 130-meter thick secondary zone. The mineralized zone remains open to the northeast and will be subject to further investigation by Noranda. The El Morro area is located approximately four kilometers northwest of the La Fortuna area.

Mineral Resources[1,2]	0.3% Copper Cut-off			0.4% Copper Cut-off			0.5% Copper Cut-off		
	Tonnes	Cu%	Au g/t	Tonnes	Cu%	Au g/t	Tonnes	Cu%	Au g/t
Supergene mineralization	65,000	0.73	0.26	60,000	0.76	0.27	50,000	0.82	0.27
Primary mineralization	475,000	0.52	0.54	350,000	0.58	0.60	230,000	0.65	0.66
Total inferred resources	540,000	0.55	0.51	410,000	0.61	0.56	280,000	0.68	0.59

(1) *The mineral resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. The resources estimate has been prepared by Noranda under the supervision of Michael Donnelly, General Manager Exploration-Southern Hemisphere, the Qualified Person as that term is defined in National Instrument 43-101.*

(2) *Mineral resources which are not mineral reserves do not have demonstrated economic viability.*

El Morro Project – La Fortuna Deposit
Base Case Scenario

Plot of IRR vs. Metal Prices
Total Project With 100% Equity



30%
20%
10%
0
IRR
$0.75 / $275
$1.00 / $300
$1.25 / $325
METAL PRICES
(Copper/Gold)

Plot of NPV vs. Metal Prices
Total Project With 100% Equity



$3
$2
$1
0
NPV (in billions)
NPV @ 0%
NPV @ 5%
NPV @ 10%
$0.75 / $275
$1.00 / $300
$1.25 / $325
METAL PRICES
(Copper/Gold)

Preliminary Order of Magnitude Economic Study

Copper price per pound	$ 1.00
Gold price per ounce	$ 300
Tonnes of ore	375 million
Copper grade	0.60%
Gold grade in grams per tonne	0.55
Waste:ore ratio	1.25:1
Total capital requirements	$ 800 million
Cash operating costs per ore tonne	$ 4.35
Copper cash costs per pound, net of by-product (gold)	$ 0.33
IRR	19.6%
Total project NPV discounted at 10%	$ 345 million
30% of project NPV discounted at 10%	$ 104 million

The independent Qualified Persons for the required technical report covering the preliminary economic assessment of El Morro are Barbara Filas, P.E. and Roxana Romero, Mining Engineer, both of Knight Piesold Consulting. Fred Lightner, P.E., Metallica's in-house Qualified Person, assisted with the report.

Metallica's assessment is preliminary in nature in that it includes inferred mineral resources that are considered too speculative geologically to have the economic consideration applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

In January 2002 Noranda commenced a 12,500-meter drilling program at the El Morro project. Approximately 7,500 meters will be diamond drilling and 5,000 meters will be reverse circulation rotary drilling. This drilling will test for expansions of the inferred resources at La Fortuna and for other targets at El Negro and El Morro.The drilling program will also test remote sensing and geophysical targets that have been identified on the El Morro project.



ACME

El Morro camp area

El Morro Project – La Fortuna Deposit
Drill Hole Location Map & Selected Drill Hole Intercepts



Pre – 2002 Drill Holes
2002 Drill Holes
Potential Expansion
(as of December 2001)
High Grade Zone
(as of December 2001)
X-Section A'
A
R-19
F-34
F-33
F-20
F-38
F-30
F-25
F-02
F-26
F-24
F-04
F-29
F-18
F-19
F-21
F-05
F-12A
F-27
F-28
6833000mN
4300m
4200m
4100m
4000m
250m
413000mE
414000mE

High Grade Zone

Hole	Interval (m)	Length (m)	Cu (%)	Au (g/t)
F-04	150 - 304	154	0.74	0.35
F-05	30 - 233	203	0.51	0.25
F-12A	0 - 456	456	0.99	0.45
F-18	35 - 418	383	0.73	0.55
F-19	24 - 500	476	0.61	0.58
F-21	52 - 114	62	1.05	0.28
F-24	94 - 488	394	0.57	0.89
F-25	178 - 386	208	0.47	0.56
F-26	13 - 651	638	0.67	0.58
F-27	14 - 254	240	0.53	0.30
F-28	4 - 501	497	0.45	0.27
F-29	100 - 602	502	0.63	0.70
F-30	182 - 739	557	0.44	0.37

○ *Unlabeled drill holes contain less than 0.4% Cu over 50m.*

Potential Expansion

Hole	Interval (m)	Length (m)	Cu (%)	Au (g/t)
F-02	76 - 144	68	0.38	0.03
F-20	146 - 176	30	0.78	0.23
F-33	172 - 218	46	0.62	0.20
F-34	346 - 404	58	0.30	0.11
F-38	192 - 291	99	0.78	0.32
R-19	226 - 284	58	0.32	0.02

✦ *Unlabeled drill holes contain less than 0.3% Cu over 50m.*



El Morro Project
Section A – A'
La Fortuna Deposit
Copper Zoning
Looking NW
Surface
Overburden
Secondary Copper Zone
Volcanics
0.73, 0.55
418m
0.67, 0.58
638m
0.44, 0.37
557m
0.78, 0.32
99m
0.32, 0.02
58m
0.34, 0.22
200m
DDH Intersection
0.69 % Cu, 0.63 g/t Au
547m
> 1% Cu
0.6 – 1% Cu
0.3 – 0.6% Cu
0.1 – 0.3% Cu
< 0.1% Cu



El Morro Project
Section A – A'
La Fortuna Deposit
Gold Zoning
Looking NW
Surface
Overburden
Secondary Copper Zone
Volcanics
0.03, 0.53
184m
0.06, 0.49
80m
0.78, 0.32
99m
0.32, 0.02
58m
0.10, 0.12
42m
0.67, 0.58
638m
0.44, 0.37
557m
0.34, 0.22
200m
DDH Intersection
0.69 % Cu, 0.63 g/t Au
547m
> 1.0 g/t Au
0.6 – 1.0 g/t Au
0.3 – 0.6 g/t Au
0.1 – 0.3 g/t Au
< 0.1 g/t Au

The Cerro San Pedro Project



MEXICO
Monterrey
CERRO SAN PEDRO PROJECT
Mexico City

Project Location & Ownership

The Cerro San Pedro gold and silver heap leach project is located in central Mexico in the State of San Luis Potosi. The project is 20 kilometers northeast of the city of San Luis Potosi, the state capital. Superb infrastructure and support exist close to the property.

Metallica owns 50 percent of the Mexican company, Minera San Xavier, S.A. de C.V. ("MSX") who is the owner of the Cerro San Pedro project. Glamis Gold Ltd. ("Glamis") owns the other 50 percent of MSX and is the project manager and operator. Glamis is an international gold producer with operations and development projects throughout the Americas. Glamis is well recognized for its experience and operational expertise in precious metal heap leaching.

Cerro San Pedro (50%)

	Category	Tonnes (000s)	Au Grade (g/t)	Ag Grade (g/t)	Au Equiv. Grade (g/t)	Ounces Au[4] (000s)	Ounces Ag[4] (000s)	Ounces Au Equiv.[4] (000s)
Mineral Reserves[1,2]								
	Proven & Probable	24,700	0.57	23.0	1.0	450	18,224	808
Mineral Resources[1,2,3]								
	Measured	57,087	0.59	20.18		1,083	37,039	1,756
	Indicated	16,933	0.49	12.55		267	6,832	391
	Total	74,020	0.57	18.43		1,350	43,871	2,147
	Inferred	5,825	0.48	9.07		90	1,699	121

(1) Mineral reserves and resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Mineral reserves and resources estimates were prepared by Gary Boyle, Qualified Person for Glamis Gold Ltd. as that term is defined in National Instrument 43-101 (Glamis Gold Ltd. Feasibility Study, November 2000).

(2) Mineral reserves have been estimated with a gold price of $275/oz gold and $5/oz silver. Mineral resources have been estimated using a cut-off grade of 0.30 grams of gold per tonne.

(3) Mineral reserves are included with mineral resources.

(4) Contained ounces figures are before mill recovery factors are applied.

Cerro San Pedro Project
Glamis Feasibility Study

Plot of NPV vs. Metal Prices
Total Project With 100% Equity



30%
20%
10%
0%
IRR
Feasibility study
Current gold:silver price ratios
$275 / $5.00
$300 / $5.45
$300 / $4.66
$325 / $5.05
$350 / $5.43
METAL PRICES
(Gold/Silver)

Plot of IRR vs. Metal Prices
Total Project With 100% Equity



$80
$70
$60
$50
$40
$30
$20
$10
$0
NPV (in millions)
NPV @ 0%
NPV @ 5%
NPV @ 0%
NPV @ 5%
Feasibility study
Current gold:silver price ratios
$275 / $5.00
$300 / $5.45
$300 / $4.66
$325 / $5.05
$350 / $5.43
METAL PRICES
(Gold/Silver)

Feasibility Model / Economic Model
(100% Equity Basis)

Gold price per ounce	$ 275
Silver price per ounce	$ 5.00
Tonnes of ore	49 million
Gold grade in grams per tonne	0.57
Silver grade in grams per tonne	23.0
Waste:ore ratio	1.45:1
Initial capital requirements	$ 45 million
Cash operating costs per ore tonne	$ 2.72
Cash cost per ounce of gold	$ 129
IRR	14.4%
Total project NPV discounted at 5%	$ 18.6 million

Glamis completed a feasibility study in November 2000 utilizing an initial development plan of run-of-mine ("ROM") leaching.

The ROM development plan required amendments to the MIA and land use license. The amendment to the land use license was received in October 2001, whereas the amendment to the MIA is anticipated to occur in April 2002. Upon receipt of the amendment to the MIA, permitting for the ROM development plan will be complete.



The Cerro San Pedro mine location

Project Status

Both the Mexican Federal Manifestacion de Impacto Ambiental ("MIA") and the State of San Luis Potosi land use license for the Cerro San Pedro project have been previously issued to MSX. During 2001 MSX maintained compliance with all federal, state and municipal permits. The Mexican Federal Environmental Protection Agency completed a two-day inspection for compliance of the MIA in December 2001 and no items of non-compliance were noted.

The village of La Zapatilla that was situated in the immediate vicinity of the heap leach pad has been relocated. Construction of the new village, Nueva La Zapatilla, began in the latter part of 2000 and was completed in 2001. The new village has a school, church, public plaza, sports field and 20 houses. Municipal works include the access roads, an electrical transmission line, a potable water system and sewage disposal facilities.

The village of Cerro de San Pedro, situated immediately adjacent to the proposed open pit mine, contains two historical monuments: the San Pedro Apostol Church and the San Nicolas Tolentino Church. Of the two churches, the San Pedro Apostol Church is closest to the proposed pit and has suffered previous structural damage due to subsidence from historic underground workings. Extensive technical structural stability studies for the San Pedro Apostol Church have been conducted with the cooperation of state and federal agencies and the Catholic Church.

The results of these studies will be the basis for an accepted church stabilization program. MSX has committed to providing the technical and economic support to stabilize the San Pedro Apostol Church.

A few of the local residents of the village of Cerro de San Pedro who live immediately adjacent to the proposed open pit are eligible to relocate to new houses provided by MSX. A sample house has been completed as a model for the housing project.

In December 2001 MSX moved the administrative offices to the Cerro San Pedro project site. The MSX office in San Luis Potosi has been closed.

In January 2001 Glamis invested approximately $2.0 million into MSX to complete its equity funding requirement. During 2001 total spending on Cerro San Pedro amounted to $1.6 million. At the beginning of 2002 MSX had an approximate cash balance of $0.5 million. The 2002 budget of $0.7 million will use the existing cash balance of MSX and both Glamis and Metallica are expected to contribute $0.1 million each. With marginally higher precious metal prices, Metallica believes the project can be economically justified.



Model house for the housing project for Cerro de San Pedro residents



Partial view of the Nueva La Zapatilla village

Exploration

MIMK

Following the successful discovery of porphyry copper-gold mineralization at its El Morro project, Metallica initiated the MIMK exploration program in 2000 to explore for El Morro analogues in the surrounding region. The program is predicated upon Metallica's ability to recognize both El Morro type alteration signatures at the regional scale and multi-element geochemical signatures at the deposit scale.

The approach integrates enhanced Landsat Thematic Mapping ("LTM") with ground-testing by Portable Infrared Measuring Apparatus spectral data. Once LTM anomalies have been identified, they are assessed through a systematic process of data compilation, field reconnaissance and, if warranted, drill targeting.

An area of approximately 90 kilometers by 100 kilometers located to the south and west of El Morro has been examined. A total of 34 anomalies of interest were identified in the region. Of these, 15 were acquired by staking open ground. Subsequent field reconnaissance resulted in the elimination of nine areas; the remaining six targets have undergone more detailed evaluation during the past year. Four of these are targeted for continued exploration and two are being considered for initial reconnaissance drilling during 2002.


MIMK PROJECTS
Vallenar
Cerro Placeton
El Morro
Los Colorados
Caballo Muerto
Los Bultos
Los Naranjos
Chile
Argentina
Vega Larga
Pascua
MIMK Metallica Projects:
Los Bultos
Los Naranjos
Cerro Placeton
Los Colorados
Caballo Muerto
Vega Larga
Existing Projects:
El Morro (Metallica/Noranda)
Pascua (Barrick)
City/Town
0 10 km



Cerro Placeton area

The following discussion and analysis of results of operations and liquidity and capital resources should be read in conjunction with the Metallica Resources Inc. (the "Company") consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian GAAP. For a reconciliation to U.S. GAAP, see Note 13 to the consolidated financial statements. All amounts stated herein are in U.S. dollars unless otherwise noted.

Results of Operations

The Company's current business activity focus is on the exploration and, if practicable, the development of precious and base metal deposits. All costs relating to the Company's exploration activities, other than grass roots exploration which is expensed as incurred, are capitalized until such time as a decision is made to proceed with the development phase of each project.

In the event the Company elects to proceed with development of a project, the capitalized exploration expenditures and subsequent development costs will be depleted on the unit of production basis as the estimated total reserves are mined. In the event the Company elects to discontinue the exploration phase or not to proceed with the development phase, the capitalized costs will be written-off or written-down to management's estimate of the project's net recoverable amount. As a result of these potential write-offs and write-downs from exploration activities, net income or loss of the Company may be volatile.

The Company does not own any interests in producing mineral properties or have any other revenue generating activities and therefore does not have any operating income or cash flow from operations. The Company's only significant source of income is from interest earned on cash and cash equivalents. For the year ended December 31, 2001 interest income decreased from $0.2 million to $0.1 million. The $0.1 million decrease was primarily due to a decline in interest rates on short-term investments. Interest income for the year ended December 31, 2000 was consistent with the preceding year.

General and administrative expenses for the year ended December 31, 2001 of $0.7 million were consistent with 2000 expenditures. General and administrative expenses for the year ended December 31, 2000 of $0.7 million were $0.3 million less than 1999 expenditures of $1.0 million. The reduction resulted primarily from fewer administrative employees in 2000 as compared to 1999 and severance obligations in 1999.

Exploration expense was $0.2 million for each of the years ended December 31, 2001, 2000 and 1999. Additional amounts have been spent on the Company's Cerro San Pedro and El Morro projects by its joint venture partners pursuant to earn-in requirements. Expenditures by the Company's joint venture partners totaled approximately $6.3 million, $3.9 million and $4.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

At December 31, 2001 the Company elected not to proceed with further exploration on the Mara Rosa project and, accordingly, wrote-off the $2.9 million carrying value of mineral properties and deferred exploration expenditures associated with the project. The Company will continue its efforts to joint venture or sell the Mara Rosa project in 2002.

At December 31, 2000, due to low precious metals prices, the Company wrote-down the carrying value of its Cerro San Pedro project to the estimated value of its undiscounted future cash flows. This resulted in a write-down of mineral properties and deferred exploration expenditures totaling $6.7 million. The Company did not have any significant write-downs of mineral properties and deferred exploration expenditures in 1999.

During the year ended December 31, 1999 the Company marked-to-market its investment in marketable securities resulting in a write-down of $1.3 million. The investment in marketable securities was sold in 2000 resulting in a loss on sale of $0.1 million for the year ended December 31, 2000.

Liquidity and Capital Resources

The Company has incurred losses in each of the last five fiscal periods due to the lack of an operating property or other revenue generating activity. Management anticipates that net losses of the Company will continue for at least the next two years as a result of ongoing corporate general and administrative, exploration and project development costs. Management anticipates that the trend of losses will reverse if and when gold and silver are produced from the Cerro San Pedro project. However, a number of significant events must occur before commercial production at the Cerro San Pedro project can begin, including amendments to existing regulatory permits and approvals, higher precious metal prices and financing of the anticipated development costs. Accordingly there can be no assurance that commercial production from the Cerro San Pedro project will be achieved or that mining activities will be profitable.

The Company relies primarily on the sale of common shares, the exercise of stock options or stock purchase warrants, the sale of royalty interests and joint venture arrangements to fund its exploration and project development activities. The extent to which such financing options are pursued in the future will depend upon various factors, including the successful acquisition of new properties or projects, commodity prices, results of exploration and development activities and management's assessment of the capital markets. There can be no assurance that the Company will be able to obtain new properties or projects, or that they can be secured on favorable terms. For the years ended December 31, 2001, 2000 and 1999 the Company received net proceeds of $1.2 million, $0.1 million and nil, respectively, from the sale of equity securities.

In October 1997 the Company acquired the Mara Rosa project in Brazil. The purchase price of $1.5 million was payable in two installments: a $0.4 million payment at closing and a final payment of $1.1 million due in October 1999. The initial payment of $0.4 million was financed through the sale of a 1% net smelter return royalty and common share purchase warrants. The Company arranged for the final payment of $1.1 million to be guaranteed by a letter of credit issued by an unrelated party. The letter of credit was drawn in November 1999 and the issuer of the letter of credit received 2,179,852 shares in the Company, as described in Note 3 to the consolidated financial statements.

In January 1998 the Company entered into an agreement with Cambior de Mexico, S.A. de C.V., a wholly-owned subsidiary of Cambior Inc. (collectively, "Cambior") whereby Cambior would make equity contributions totaling $20 million towards developing the Cerro San Pedro project in order to earn a 50% interest in the Company's wholly-owned subsidiary, Minera San Xavier, S.A. de C.V. ("MSX"), the owner of the Cerro San Pedro project. Cambior sold its interest in MSX to Glamis Gold Ltd. ("Glamis") in May 2000. In January 2001 Glamis made a $2.0 million equity contribution to MSX which satisfied the $20 million funding commitment. Beginning in the second quarter of 2002, the Company will be required to fund its 50% share of Cerro San Pedro holding costs, which are estimated to be $0.1 million for 2002. In the event that Glamis and the Company agree to commence construction of the mine, the Company's future obligation to provide 50% of project holding costs will cease since Glamis is obligated to provide the financing necessary to construct the mine. However, there is no assurance that project financing will be available or that the mine will be built.

At December 31, 2001 the Company had working capital of $2.3 million, which is comparable to working capital of $2.1 million at December 31, 2000. Management anticipates that its current working capital will allow it to fund its planned level of administrative and exploration expenditures for at least the next year. Any cessation of joint venture funding or significant increase in exploration activities may require the Company to seek additional funding. There is no assurance that such financing will be available when needed or that it can be secured on favorable terms.

In March 2002 the Company entered into an agreement to sell 3.9 million common shares pursuant to a private placement at a price of Cdn$1.80 per share for gross proceeds of Cdn$7.0 million. Each common share includes a one-half common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.25 per share for a period of one year from the date of closing. Closing is anticipated to occur on or about April 16, 2002.

As of December 31, 2001 the Company had capitalized mineral property and deferred exploration expenditures totaling $11.8 million. This amount included $10.7 million relating to the Cerro San Pedro project, of which $0.7 million and $1.2 million was capitalized in 2001 and

2000, respectively. These amounts were offset by the Company's 50% share of Glamis' equity contributions to MSX of $1.0 million and $1.4 million for 2001 and 2000, respectively. The Company was not required to match Glamis' equity contributions; therefore, the Company's 50% share of Glamis equity contributions has been allocated as a reduction to mineral properties and deferred exploration expenditures. At December 31, 2001 the Company wrote-off its $2.9 million carrying value of mineral properties and deferred exploration expenditures associated with the Mara Rosa project. Prior to writing-off the Mara Rosa project, the Company capitalized deferred exploration expenditures on the project totaling $0.2 million in 2001 and $0.2 million in 2000. Other capitalized amounts at December 31, 2001 included $1.1 million on the Company's El Morro and MIMK projects in Chile. Approximately $0.1 million was spent on these projects in each of 2001 and 2000.

The Company is subject to a multitude of risks that may affect future operations which include, among others, metal prices, currency fluctuations, laws governing the repatriation of profits, foreign exchange controls, mineral property exploration and development, environmental contingencies and political and economic stability. The Company manages its foreign currency risk by maintaining maximum cash balances in the currency in which most of the Company's expenditures are made, the U.S. dollar.

Outlook

The Company has budgeted expenditures of $1.3 million for 2002. This includes approximately $0.7 million for general and administrative expenses, $0.3 million for the Cerro San Pedro, MIMK and El Morro projects and $0.3 million for general exploration. These expenditure levels could materially change depending on market conditions or results achieved from the Company's current exploration programs.

Construction of the Cerro San Pedro project is on hold pending higher precious metal prices. Glamis is obligated to provide the financing necessary to construct the mine; however, there is no assurance that such financing will be available.

As of December 31, 2001 Noranda had spent approximately $6.3 million of its $10 million exploration expenditure earn-in commitment at the El Morro project. It is anticipated that the remaining $3.7 million expenditure commitment will adequately fund all drilling and other exploration activities at the El Morro project in 2002.

Some of the disclosures included in the 2001 annual report represent "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, opinions and perspectives involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any actual future results, performance or achievements expressed or implied by such forward looking statements.

MANAGEMENT'S REPORT

To the Board of Directors and Shareholders of Metallica Resources Inc.

Management is responsible for the preparation of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and necessarily include amounts based on estimates and judgements.

Management has established and maintains a system of internal control, designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprised of non-management directors, has reviewed in detail the consolidated financial statements with management and external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been examined by external auditors appointed by the shareholders. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial conditions. The auditors have full and free access to the Audit Committee.

Richard J. Hall
President and Chief Executive Officer

Bradley J. Blacketor
Chief Financial Officer and Secretary

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Metallica Resources Inc.

We have audited the consolidated balance sheets of Metallica Resources Inc. as at December 31, 2001 and 2000, and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with accounting principles generally accepted in Canada.

PricewaterhouseCoopers LLP

Vancouver, Canada
February 15, 2002, except as to Note 14, which is as of March 26, 2002

METALLICA RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000
U.S. dollars

	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents *(Note 11)*	$ 2,562,101	$ 2,339,708
Value-added tax and other current assets	220,064	248,712
	2,782,165	2,588,420
Mineral properties and deferred exploration expenditures *(Note 3)*	11,786,622	14,551,088
Fixed assets *(Note 4)*	93,436	198,982
Other assets *(Note 5)*	106,633	136,079
Total assets	$ 14,768,856	$ 17,474,569
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 289,577	$ 288,524
Provision for reclamation costs	25,000	–
Current portion of long-term debt *(Note 6)*	150,050	175,050
	464,627	463,574
Provision for reclamation costs	–	75,000
Long-term debt *(Note 6)*	–	25,000
	464,627	563,574
Shareholders' equity:		
Share capital *(Note 7)* 28,472,978 common shares (2000: 27,077,735)	38,964,222	37,744,962
Deficit	(24,659,993)	(20,833,967)
	14,304,229	16,910,995
Total liabilities and shareholders' equity	$ 14,768,856	$ 17,474,569

Approved by the Board:

Craig J. Nelsen　　　　Denis M. Marsh

The accompanying notes are an integral part of these consolidated financial statements.

METALLICA RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended December 31, 2001, 2000 and 1999
U.S. dollars, except share data

	2001	2000	1999
Interest income	$ 69,900	$ 152,829	$ 176,606
Dividend income	–	–	4,242
	69,900	152,829	180,848
General and administrative expense	743,074	722,147	1,012,690
Exploration expense	249,971	214,000	249,012
Write-down of mineral properties and deferred exploration expenditures *(Note 3)*	2,892,086	6,670,194	21,059
Loss/write-down of marketable securities *(Note 3)*	–	142,709	1,303,351
Loss before income taxes	(3,815,231)	(7,596,221)	(2,405,264)
Income tax provision *(Note 8)*	10,795	3,243	7,269
Loss for the year	(3,826,026)	(7,599,464)	(2,412,533)
Deficit, beginning of year	(20,833,967)	(13,234,503)	(10,821,970)
Deficit, end of year	$ (24,659,993)	$ (20,833,967)	$ (13,234,503)
Basic and diluted loss per share	$ (0.14)	$ (0.28)	$ (0.10)
Weighted average number of common shares outstanding	27,290,979	27,016,825	24,684,616

The accompanying notes are an integral part of these consolidated financial statements.

METALLICA RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001, 2000 and 1999
U.S. dollars

	2001	2000	1999
Cash Flows From Operating Activities			
Loss for the year	$ (3,826,026)	$ (7,599,464)	$ (2,412,533)
Non-cash items:			
Depreciation and amortization	5,852	7,557	26,000
Write-down of mineral properties and deferred exploration expenditures	2,892,086	6,670,194	21,059
Loss/write-down of marketable securities	–	142,709	1,303,351
Cash provided by (used in) working capital and other assets:			
Value-added tax and other current assets	3,598	(76,941)	276,278
Accounts payable and accrued expenses	41,735	(69,402)	(1,425,853)
Other assets	29,097	(12,286)	80,734
	(853,658)	(937,633)	(2,130,964)
Cash Flows From Investing Activities			
Mineral properties and deferred exploration expenditures	(1,049,811)	(1,529,783)	(3,529,937)
Reimbursement of joint venture costs	–	150,000	150,000
Proceeds from sale of marketable securities	–	108,920	–
Fixed assets disposals (acquisitions)	(5,554)	27,212	13,693
	(1,055,365)	(1,243,651)	(3,366,244)
Cash Flows From Financing Activities			
Contributions to joint venture by joint venture partner	977,788	1,380,000	4,125,000
Repayment of long-term debt *(Note 6)*	(50,000)	(175,000)	(812,391)
Common shares issued for cash, net of issue costs	998,313	98,731	–
Proceeds from exercise of warrants	123,088	–	–
Proceeds from exercise of options	82,227	–	57,822
Repayment of share purchase loan	–	–	65,041
Loan to director	–	(100,000)	–
	2,131,416	1,203,731	3,435,472
Increase (decrease) in cash and cash equivalents	222,393	(977,553)	(2,061,736)
Cash and cash equivalents, beginning of year	2,339,708	3,317,261	5,378,997
Cash and cash equivalents, end of year	$ 2,562,101	$ 2,339,708	$ 3,317,261

Supplementary Cash Flow Information *(Note 11)*

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

1. **Nature of Operations**

Metallica Resources Inc. (the "Company") is engaged in the exploration and acquisition of mineral deposits principally in Mexico and South America. At December 31, 2001 the Company is advancing a gold and silver development project in Mexico in conjunction with Glamis Gold Ltd. Construction of the mine is on hold pending higher gold prices. The Company is also advancing a copper-gold porphyry exploration project in Chile with Noranda Inc. and is pursuing various other exploration projects in North and South America.

2. **Summary of Significant Accounting Policies**

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The significant measurement differences between these principles and those that would be applied under United States GAAP are described in Note 13.

Consolidation

These consolidated financial statements include the financial statements of the Company and the following wholly-owned subsidiaries, after elimination of intercompany balances and transactions:

- Datawave Sciences Inc.
- De Re Holdings Inc.
- Desarrollos Metallica C.A.
- Metallica (Barbados) Inc.
- Metallica Brazil Ltda.
- Metallica Management Inc.
- Minera Metallica Ltda.
- MMM Exploraciones, S.A. de C.V.
- Raleigh Mining International Limited ("Raleigh")

The Company's 50% joint venture investment in Minera San Xavier, S.A. de C.V. ("MSX") is included in these consolidated financial statements using the proportionate consolidation method.

Use of Estimates

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Foreign Currency Translation

The Company considers the U.S. dollar to be the functional currency of all of its operations and, accordingly, foreign currency amounts are translated into U.S. dollars using the temporal method. Monetary balances are translated at the rate of exchange at the balance sheet date, nonmonetary balances at historic exchange rates and revenue and expense items at average exchange rates. Foreign currency gains and losses are included in earnings for the period.

Commitments and Contingencies

The Company's activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its operations comply in all material respects with all applicable laws and regulations.

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand deposits and short-term money market investments that, on acquisition, have a term to maturity of three months or less.

Mineral Properties and Deferred Exploration Expenditures

The cost of mineral property interests and related exploration costs is capitalized until commercial production is established, the property is disposed of through sale or otherwise, or management believes that the recoverable value has declined. Reclamation costs are accrued and capitalized when management determines that an obligation exists and that the amount can be reasonably estimated. Expenditures related to grass roots exploration are expensed as incurred.

If a project is put into commercial production, capitalized costs will be depleted on the unit of production basis. Proceeds received from the partial sale or sale of any interest in a property are credited against the carrying cost of such property. If management determines that a project is not economically viable, the property and the related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Fixed Assets, Depreciation and Amortization

Fixed assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following rates are being used:

Equipment	3 to 10 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 17 years
Furniture	3 to 10 years

Financial Instruments

At December 31, 2001 the carrying value of cash and cash equivalents, accounts payable and accrued liabilities, and current portion of long-term debt approximate their fair value due to the relatively short period to maturity of the instruments.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

Stock-based Compensation Plans

The Company has two stock-based compensation plans, which are described in Note 7. No compensation expense is recognized for these plans when stock or stock options are issued to employees of the Company, as the exercise price of stock or stock options is equal to the market price as at the grant date. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Loss per share

Loss per share is determined using the weighted average number of shares outstanding during the year. The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, whereby new rules are applied in the calculation of diluted earnings per share. All outstanding options and warrants are anti-dilutive; therefore, basic and diluted losses per share are the same.

Comparative Figures

Certain of the prior year comparative figures have been reclassified to comply with the current year's presentation.

3. Mineral Properties and Deferred Exploration Expenditures

Mineral property costs and deferred exploration expenditures are summarized as follows:

	December 31, 2001		
	Mineral Property Costs	*Deferred Exploration Expenditures*	*Total*
Cerro San Pedro, Mexico:			
Balance at January 1, 2001	$ 3,559,787	$ 7,295,301	$ 10,855,088
Additions	41,706	639,537	681,243
Contributions to joint venture by joint venture partner	–	(977,788)	(977,788)
Reclassification from fixed assets	–	105,597	105,597
Balance at December 31, 2001	3,601,493	7,062,647	10,664,140
Mara Rosa, Brazil:			
Balance at January 1, 2001	927,146	1,732,817	2,659,963
Additions	–	282,123	282,123
Reduction of provision for reclamation costs	–	(50,000)	(50,000)
Write-offs	(927,146)	(1,964,940)	(2,892,086)
Balance at December 31, 2001	–	–	–
El Morro, Chile:			
Balance at January 1, 2001	90,000	851,039	941,039
Additions	–	16,413	16,413
Balance at December 31, 2001	90,000	867,452	957,452
MIMK, Chile:			
Balance at January 1, 2001	12,488	82,510	94,998
Additions	4,974	65,058	70,032
Balance at December 31, 2001	17,462	147,568	165,030
	$ 3,708,955	$ 8,077,667	$ 11,786,622

	December 31, 2000		
	Mineral Property Costs	*Deferred Exploration Expenditures*	*Total*
Cerro San Pedro, Mexico:			
Balance at January 1, 2000	$ 10,318,961	$ 9,726,299	$ 20,045,260
Additions	36,778	1,209,244	1,246,022
Contributions to joint venture by joint venture partner	–	(1,380,000)	(1,380,000)
Write-off of deferred tax liability	(2,386,000)	–	(2,386,000)
Write-downs	(4,409,952)	(2,260,242)	(6,670,194)
Balance at December 31, 2000	3,559,787	7,295,301	10,855,088
Mara Rosa, Brazil:			
Balance at January 1, 2000	927,146	1,529,874	2,457,020
Additions	–	202,943	202,943
Balance at December 31, 2000	927,146	1,732,817	2,659,963
El Morro, Chile:			
Balance at January 1, 2000	90,000	1,015,219	1,105,219
Reclassifications	–	(14,180)	(14,180)
Reimbursement from joint venture partner	–	(150,000)	(150,000)
Balance at December 31, 2000	90,000	851,039	941,039
MIMK, Chile:			
Balance at January 1, 2000	–	–	–
Additions	12,488	82,510	94,998
Balance at December 31, 2000	12,488	82,510	94,998
	$ 4,589,421	$ 9,961,667	$ 14,551,088

Mexico – *Cerro San Pedro Project*

During 1995 the Company purchased a 100% interest in MSX for $200,000 cash and 2,556,000 shares of the Company's common stock, valued at $5,149,211. The vendor retained a 2% net smelter return ("NSR") royalty interest in properties presently owned or optioned by MSX. MSX's principal asset is the Cerro San Pedro gold and silver project (the "Project") located in San Luis Potosi, Mexico.

The acquisition resulted in the recognition of a future tax liability of $2,386,000 with a corresponding increase in the value attributed to MSX. The basis difference between accounting and tax that gave rise to the future tax liability of $2,386,000 was eliminated at December 31, 2000 with a corresponding reduction in the value attributed to MSX as a result of the Company's $6,670,194 write-down of its investment in MSX.

MSX has entered into an agreement with a former owner of mining concessions that provides for a 2.5% NSR royalty on any mining that occurs on the properties, subject to a maximum of $1.0 million. Although none of the mining concessions are in the approved mine plan, the agreement provides for MSX to pay minimum annual royalties of $50,000 beginning in April 2003.

In February 1997 independent engineers completed a feasibility study for the Project that was subsequently updated by Cambior Inc. in November 1999 and by Glamis Gold Ltd. in November 2000. MSX is pursuing the feasibility study recommendation to establish an open pit gold-silver mining operation with heap leach processing of ores. In March 1999 MSX received federal approval of the Manifestacion de Impacto Ambiental ("MIA"), which is the equivalent of an environmental impact study in the United States. In May 2000 MSX received state approval for the Project's land use license. The November 2000 update to the Project's feasibility study required amendments to the existing MIA and land use license that were granted by federal and state authorities. The amendment to the land use license was received in October 2001, whereas the amendment to the MIA is anticipated to occur in 2002. Upon receipt of the required amendment to the federal permit, MSX intends to proceed with construction of the Project subject to market conditions and the availability of financing.

In January 1998 the Company entered into a joint venture agreement (the "Agreement") whereby Cambior de Mexico, S.A. de C.V., a wholly-owned subsidiary of Cambior Inc. (collectively, "Cambior"), acquired 50% of the outstanding common shares of MSX. Under the terms of the Agreement, Cambior was required to provide $20 million in funding to the joint venture in the form of direct payment of the capital requirements of the Project or an equity contribution into the joint venture. In May 2000 Cambior sold its 50% interest to Glamis de Mexico, S.A. de C.V., a wholly-owned subsidiary of Glamis Gold Ltd. (collectively "Glamis"). Glamis assumed the remaining obligation on the $20 million funding commitment to MSX. Glamis attained the $20 million funding commitment by making the final $2 million cash contribution to MSX in January 2001.

Under the Agreement Cambior purchased one million shares of the Company's common stock at $1.79 per share and exchanged 199,644 shares of Cambior common shares, which were valued at approximately $1.5 million at January 21, 1998, for an additional one million of the Company's common shares. The Company's investment in Cambior common shares was written down to its fair market value of $251,629 as of December 31, 1999, resulting in a write-down of $1,303,351. The investment in Cambior was sold in 2000 resulting in a loss on sale of $142,709.

The Company has accounted for its investment in MSX using the proportionate consolidation method, whereby the Company's 50% interest is combined with the financial results of the Company and its subsidiaries. The Company's share of the assets and liabilities of MSX at December 31, 2001, 2000 and 1999, and cash flows of MSX for the three years ended December 31, 2001 are as follows:

	2001	2000	1999
Current assets	$ 442,552	$ 265,341	$ 297,356
Current liabilities	192,001	312,698	321,264
Working capital (deficit)	250,551	(47,357)	(23,908)
Long-term note payable	–	(25,000)	(200,050)
Fixed assets	85,309	190,906	221,114
Mineral properties	3,601,493	3,559,787	3,523,007
Deferred exploration expenditures	7,062,647	7,295,301	9,726,299
Other assets	–	26,363	13,780
Net assets	$ 11,000,000	$ 11,000,000	$ 13,260,242
Cash inflow (outflow) from:			
Operating activities	$ (34,402)	$ (89,410)	$ 283,145
Investing activities	(681,243)	(1,215,816)	(2,389,877)
Financing activities	902,738	1,205,000	1,898,385
Increase (decrease) in cash	$ 187,093	$ (100,226)	$ (208,347)

Brazil – *Mara Rosa Project*

In October 1997 the Company entered into an agreement to purchase mineral rights and other property for $400,000 cash and a payment of $1,100,000 due in October 1999. The Company also sold a 1% NSR royalty on the property and warrants to purchase 100,000 shares of the Company's common stock at Cdn$3.00 per share to Franco-Nevada Mining Corp. Ltd. ("Franco-Nevada") for a cash payment of $400,000, of which $360,937 has been recorded as a reduction to mineral properties. The remaining $39,063 was attributed to the value of the warrants issued, which expired in September 1998. Franco-Nevada also provided the Company with a $1,100,000 letter of credit as security for the $1,100,000 liability of the Company. The letter of credit was drawn in November 1999 and Franco-Nevada elected to receive 2,179,852 common shares in the Company valued at $1,100,000.

At December 31, 2001 the Company elected not to proceed with further exploration on the Mara Rosa project and, accordingly, wrote-off the $2.9 million carrying value of mineral properties and deferred exploration expenditures associated with the project.

Chile – *El Morro Project*

The Company's activities in Chile are concentrated on gold and copper exploration targets. The El Morro project consists of the La Fortuna and El Morro properties. In September 1999 the Company entered into a revised option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by BHP Minerals ("BHP") by making aggregate payments to BHP of $1,690,000 over a four-year period beginning July 1999. The option agreement also provides for BHP to retain a 2% NSR on the mining concessions. As of September 1999 all payments owed under this agreement are being made by Noranda Inc. ("Noranda") pursuant to the exploration agreement described below.

The Company also entered into an option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by S.L.M. Cantarito and S.L.M. Tronquito (collectively, "Martin") by making aggregate payments to Martin of $1,500,000 over a three-year period beginning June 1999. These concessions are also subject to a 2% NSR royalty of which a 1% NSR can be repurchased by the Company for $500,000 at any time up to five years following completion of the Martin option purchase. As of September 1999 all payments owed under this agreement are being made by Noranda pursuant to the exploration agreement described below.

The Company acquired a 100% interest in the El Morro copper-gold property, which is adjacent to the La Fortuna property, by staking in 1998. As of December 31, 2001 the Company had incurred net deferred costs totaling $957,452 on the El Morro project.

The Company entered into an exploration agreement with Noranda to conduct an exploration program on the El Morro project in September 1999. In February 2000 the agreement was amended and provided for Noranda to earn up to a 70% interest in the project by making aggregate exploration and development expenditures of $10 million, including the BHP and Martin option payments, over a five-year period beginning September 1999 and a payment to the Company in September 2005 of $10 million. The agreement also provided for Noranda to subscribe for a private placement in the Company for $1 million at a purchase price of 1.5 times the average trading price per share for the 60 days prior to the date that notice was provided to the Company. In October 2001 Noranda completed the private placement by paying the Company $1 million in exchange for 918,563 Metallica common shares (Note 7). Noranda also made payments to the Company of $150,000 in each of 1999 and 2000 that have been recorded as a reduction to deferred exploration expenditures.

Chile – *MIMK Project*

The MIMK project consists of six copper-gold exploration properties that were acquired in 2000 by staking. As of December 31, 2001 the Company had incurred deferred costs totaling $165,030 on the MIMK project.

4. Fixed Assets

Fixed assets consist of the following at December 31, 2001 and 2000:

	Cost 2001	*Accumulated Depreciation and Amortization 2001*	*Net Book Value 2001*
Equipment	$ 100,412	$ 70,995	$ 29,417
Vehicles	60,517	54,103	6,414
Building and leasehold improvements	66,546	9,815	56,731
Furniture	23,220	22,346	874
Total	$ 250,695	$ 157,259	$ 93,436

	Cost 2000	*Accumulated Depreciation and Amortization 2000*	*Net Book Value 2000*
Equipment	$ 110,522	$ 75,214	$ 35,308
Vehicles	60,517	40,052	20,465
Building and leasehold improvements	135,077	13,539	121,538
Furniture	53,316	31,645	21,671
Total	$ 359,432	$ 160,450	$ 198,982

5. **Other Assets**

Included in other assets is a $100,000 interest free loan that was granted to a director and officer in June 2000. The loan is collateralized by real property and is due in June 2003. In the event that the underlying collateral is sold prior to June 2003, the loan is due and payable within 30 days of the date of sale unless additional collateral is provided that is acceptable to the Company.

6. **Long-term Debt**

Long-term debt at December 31, 2001 and 2000 is collateralized by mineral properties held by MSX and consists of the following:

	2001	**2000**
MSX non-interest bearing debt	$ 150,050	$ 200,050
Less current portion	150,050	175,050
Long-term debt	$ –	$ 25,000

7. **Share Capital**

Authorized

Unlimited number of common and preferred shares without par value.

Common Shares Issued and Outstanding

	Year Ended December 31,					
	2001		**2000**		**1999**	
	Shares	*Amount*	*Shares*	*Amount*	*Shares*	*Amount*
Outstanding, beginning of year	27,077,735	$ 37,744,962	26,809,877	$ 37,646,231	24,500,025	$ 36,488,409
Shares issued in private placement *(Note 3)*	918,563	998,313	267,858	98,731	2,179,852*	1,100,000
Exercise of warrants	267,858	123,088	–	–	–	–
Exercise of stock options	154,000	82,227	–	–	130,000	57,822
Shares issued to reduce retirement plan obligation	55,551	15,632	–	–	–	–
Transfer agent share consolidation	(729)	–	–	–	–	–
Outstanding, end of year	28,472,978	$ 38,964,222	27,077,735	$ 37,744,962	26,809,877	$ 37,646,231

**Although the Company was legally obliged to issue these shares and intended to do so prior to December 31, 1999, the actual approval by The Toronto Stock Exchange was granted in January 2000 (Note 3).*

On March 19, 1999 the Company adopted a Shareholder Rights Plan. Each shareholder of record on the close of business on March 23, 1999 will be issued one right for each common share held. In the event that a bidder acquires 20% or more of the outstanding voting shares of the Company other than by a permitted bid or with the approval of the Board of Directors of the Company, the rights would become exercisable to purchase common shares of the Company at a 50% discount to the then current market price. The Shareholder Rights Plan was approved by the shareholders on June 23, 1999.

Options

The Company has two stock-based compensation plans. Under these plans the exercise price per share is equal to the closing market price the day prior to granting as quoted on The Toronto Stock Exchange. Each option allows for the purchase of one share and expires not later than ten years from the date it was granted. Options vest over a period up to three years depending on the date of grant. All outstanding options expire on or before June 2006.

The following is a summary of options granted under these plans:

	Year Ended December 31,			*Weighted Average Exercise Price (Canadian Dollars) Year Ended December 31,*		
	2001	2000	1999	2001	2000	1999
Outstanding, beginning of year	2,555,500	2,569,500	2,021,500	$ 1.69	$ 1.82	$ 2.08
Granted	811,250	141,000	915,000	0.83	0.45	0.91
Exercised	(154,000)	–	(130,000)	0.84	–	0.65
Forfeited	(18,667)	–	(237,000)	1.04	–	1.16
Expired	(1,049,500)	(155,000)	–	2.55	2.73	–
Outstanding, end of year	2,144,583	2,555,500	2,569,500	$ 1.01	$ 1.69	$ 1.82
Exercisable, end of year	1,558,750	2,236,500	1,927,833	$ 1.09	$ 1.82	$ 1.96

The following table summarizes information about stock options outstanding at December 31, 2001:

Range of Exercise Prices (Canadian Dollars)	*Number Outstanding*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price (Canadian Dollars)*
$0.45 to $0.50	215,000	2.9 years	$ 0.47
$0.70 to $0.85	1,321,250	3.9 years	0.80
$1.11	358,333	2.2 years	1.11
$2.24 to $2.55	250,000	0.6 years	2.46
$0.45 to $2.55	2,144,583	3.1 years	$ 1.01

Warrants

The 267,858 common shares issued pursuant to a private placement in 2000 each had one common share purchase warrant attached. Each warrant allowed the holder to purchase one common share in the Company at a price of Cdn$0.70 per share. The warrants were exercised in June 2001.

8. Income Taxes

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying the loss before income taxes by the Company's combined effective Canadian federal and provincial tax rates of 42.12% (45.62% in 2000 and 1999) is reconciled as follows:

	2001	**2000**	**1999**
Income taxes computed using the effective tax rate	$ (1,606,975)	$ (3,465,396)	$ (1,097,281)
Non-deductible write-down of capital asset	–	–	594,588
Non-deductible write-down of mineral properties and deferred exploration expenditures	1,218,147	3,042,943	–
Net foreign losses subject to different tax rates	53,147	21,140	74,859
Earnings taxed at less than effective rate	(7,766)	(40,438)	(45,309)
Benefit of tax losses not recognized	354,242	444,994	480,412
Income tax provision	$ 10,795	$ 3,243	$ 7,269

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2001 and 2000 are as follows:

	2001	2000
Future income tax assets:		
Canada:		
Net operating loss carryforwards	$ 2,227,000	$ 2,286,000
Mineral properties and deferred exploration expenditures	2,169,000	2,349,000
Deferred financing costs	4,000	111,000
Mexico:		
Net operating loss carryforwards	4,630,000	4,115,000
Chile:		
Net operating loss carryforwards	181,000	207,000
Barbados:		
Net operating loss carryforwards	43,000	44,000
Mineral properties and deferred exploration expenditures	94,000	17,000
Other, net	7,000	9,000
Total future income tax assets	9,355,000	9,138,000
Less valuation allowance	(5,376,000)	(5,631,000)
Future income tax assets, net of valuation allowance	3,979,000	3,507,000
Future income tax liability:		
Mexico:		
Mineral properties and deferred exploration expenditures	3,979,000	3,507,000
Net future income tax assets	$ –	$ –

At December 31, 2001 the Company and its subsidiaries have available Canadian tax loss carryforwards of approximately $5,287,000 that expire between the years 2002 and 2008, Mexican tax loss carryforwards of approximately $13,228,000 that expire between the years 2005 and 2011, Chilean tax loss carryforwards of approximately $1,206,000 that can be carried forward indefinitely and Barbados tax loss carryforwards of approximately $1,721,000 that expire between the years 2006 and 2010.

9. Pension Plan

The Company has a qualified defined contribution savings plan that covers all U.S. based salaried and hourly employees. When an employee meets certain eligibility requirements, the Company matches 50% of employee contributions up to 10% of base salary. Employees vest 100% in the employer matching contribution after three years of service. The Company's matching contributions were $15,632, $18,963 and $12,912 for the years ended December 31, 2001, 2000 and 1999, respectively.

10. Commitments

The Company leases certain facilities and equipment under long-term lease agreements. As of December 31, 2001, lease commitments for the next five years and thereafter, including the Company's 50% share of MSX leases, are as follows:

2002	$ 63,072
2003	22,154
2004	14,450
2005	14,450
2006 and thereafter	86,703

11. Supplemental cash flow information

	2001	2000	1999
Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:			
Cash on hand and balances with bank	$ 459,288	$ 304,129	$ 566,394
Short-term investments	2,102,813	2,035,579	2,750,867
The Company paid income taxes as follows:			
Income taxes	$ –	$ –	$ 10,000
The Company incurred non-cash operating and financing activities as follows:			
Non-cash operating activities:			
Settlement of retirement plan obligation with common shares	$ (15,632)	$ –	$ –
Non-cash financing activities:			
Settlement of long-term debt with common shares	–	–	(1,100,000)
Common shares issued in settlement of obligation	15,632	–	1,100,000

12. Segment Information

The Company's operations are limited to a single industry segment being the exploration of mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

	December 31, 2001				
	Mexico	*Chile*	*Brazil*	*United States*	*Total*
Mineral properties and deferred exploration expenditures	$ 10,664,1400	$ 1,122,482	$ –	$ –	$ 11,786,622
Fixed assets	85,309	–	–	8,127	93,436
	$ 10,749,449	$ 1,122,482	$ –	$ 8,127	$ 11,880,058

	December 31, 2000				
	Mexico	*Chile*	*Brazil*	*United States*	*Total*
Mineral properties and deferred exploration expenditures	$ 10,855,088	$ 1,036,037	$ 2,659,963	$ –	$ 14,551,088
Fixed assets	190,906	–	–	8,076	198,982
	$ 11,045,994	$ 1,036,037	$ 2,659,963	$ 8,076	$ 14,750,070

13. Reconciliation to United States GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

- For United States GAAP, the Company has elected to continue to account for stock options using the intrinsic value method allowed by existing accounting pronouncements effective both in Canada and in the United States. As such, there are no differences in accounting for stock options.
- Canadian GAAP provides for the deferral of exploration expenditures until such time as the property is put into production or the properties are disposed of through sale or otherwise. Under United States accounting principles, exploration costs are expensed and acquisition costs are deferred until such time as management determines that a commercially feasible project exists.
- Under United States GAAP, available-for-sale securities are recorded at fair value and unrealized gains and losses are recorded as a separate component of shareholders' equity. Losses are realized within earnings when the unrealized loss is considered to be a result of an other than temporary movement in the value of the investment. Under Canadian GAAP, investments in long-term marketable securities are not written down to fair value unless the impairment is considered other than temporary; however, investments in short-term marketable securities are written down to their fair value with a charge to income. At December 31, 1998, the

Company's investment in equity securities was classified as a long-term investment under Canadian GAAP and carried at its historical cost of $1,555,032 since the decline in fair value was considered by management to be temporary. Under United States GAAP the investment was recorded at its fair value of $986,241 with the unrealized loss recorded within equity. During 1999 the Company reclassified its long-term investment to a current asset and under Canadian GAAP recorded the investment at its fair value, which resulted in a write-down of $1,303,351 for the year ended December 31, 1999. An equivalent amount has been included within the loss under United States GAAP as the Company considers the reduction in the investment to be other than temporary. The investment was sold during 2000.

- Canadian GAAP provides for write-downs on the carrying value of the Company's mineral properties and deferred exploration expenditures on a non-discounted cash flow basis when these assets have become impaired. At December 31, 2000, due to depressed gold and silver prices, the Company determined that a $6,670,194 write-down to the carrying value of the Cerro San Pedro project was required. Under United States GAAP, which requires write-downs for impairment to be on a discounted cash flow basis, the carrying value of the Cerro San Pedro project was written down to the estimated present value of the project's future cash flows of $3,559,787, resulting in a United States GAAP write-down of $14,110,407.
- Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP investments in uncontrolled subsidiaries are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. Details of the Company's share of the assets, liabilities and cash flows of the MSX joint venture are set out in Note 3.

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

Statement of Operations and Deficit	**For the Year Ended December 31,**		
	2001	**2000**	**1999**
Net Loss:			
Net loss, Canadian GAAP	$ (3,826,026)	$ (7,599,464)	$ (2,412,533)
Net effect of write-down of mineral properties and deferred exploration expenditures	1,964,940	(5,400,546)	–
Net effect of deferred exploration expenditures	(313,594)	(121,273)	(1,011,111)
Net loss, U.S. GAAP	$ (2,174,680)	$ (13,121,283)	$ (3,423,644)
Loss per share, U.S. GAAP	$ (0.08)	$ (0.49)	$ (0.14)

Balance Sheet	**At December 31,**			
	2001		**2000**	
	Canadian GAAP	*U.S. GAAP*	*Canadian GAAP*	*U.S. GAAP*
Mineral properties and deferred exploration expenditures	$ 11,786,622	$ 3,476,301	$ 14,551,088	$ 4,589,421
Shareholders' equity	$ 14,304,229	$ 5,848,996	$ 16,910,995	$ 6,804,416

Statement of Cash Flows	**For the Year Ended December 31,**		
	2001	**2000**	**1999**
Cash flows from operating activities, Canadian GAAP	$ (853,658)	$ (937,633)	$ (2,130,964)
Mineral properties and deferred exploration expenditures	(313,594)	(121,273)	(1,011,111)
Cash flows from operating activities, U.S. GAAP	$ (1,167,252)	$ (1,058,906)	$ (3,142,075)
Cash flows from investing activities, Canadian GAAP	$ (1,055,365)	$ (1,243,651)	$ (3,366,244)
Mineral properties and deferred exploration expenditures	313,594	121,273	1,011,111
Cash flows from investing activities, U.S. GAAP	$ (741,771)	$ (1,122,378)	$ (2,355,133)

Recent Accounting Pronouncements

In June 2001 the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These new standards eliminate pooling as method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the Consolidated Balance Sheet upon adoption. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS No. 142 will be adopted on January 1, 2002.

Also issued in June 2001 was SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

In August 2001 the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long–lived Assets. This statement addresses accounting for discontinued operations and the impairment or disposal of long-lived assets. The Company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In November 2001 the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued new Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments and sets out a fair value based method of accounting which is required for certain, but not all, stock-based transactions. The Company is analyzing the impact of Section 3870 and will adopt the Section on January 1, 2002.

In November 2001 the Accounting Standards Board issued an amendment to CICA 1650, Foreign Currency Translation. These new rules eliminate the deferral and amortization of exchange gains and losses arising from the translation of long-term debt. Effective from January 1, 2002 the new rules will be applied retroactively and all translation gains and losses will be reported in earnings as they arise. As a result there will be no continuing measurement differences between Canadian and U.S. GAAP with regards to exchange gains and losses arising from the translation of long-term debt.

14. Subsequent Event

On March 26, 2002 the Company entered into an agreement to sell 3.9 million common shares pursuant to a private placement at a price of Cdn$1.80 per share for gross proceeds of Cdn$7.0 million. Each common share includes a one-half common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.25 per share for a period of one year from the date of closing. Closing is anticipated to occur on or about April 16, 2002.

CORPORATE DIRECTORY

Officers

Richard J. Hall
President & Chief Executive Officer

Fred H. Lightner
Senior Vice President & Chief Operating Officer

Bradley J. Blacketor
Chief Financial Officer & Secretary

Directors

Craig J. Nelsen
Chairman
Senior Vice President – Exploration
Gold Fields Ltd.

Richard J. Hall
President & Chief Executive Officer

Fred H. Lightner
Senior Vice President & Chief Operating Officer

Oliver Lennox-King
Chairman
Southern Cross Resources

Denis M. Marsh
Senior Vice President & Partner
Beutel, Goodman & Company Ltd.

Alan Spence
President
Spence Resource Management Inc.

Ian A. Shaw
Managing Director
Shaw & Associates

Head Office

Metallica Management Inc.
3979 East Arapahoe Road
Suite 100
Littleton, Colorado 80122
USA
Telephone: (303) 796-0229
Toll Free: 1-888-933-0313
(Canada & USA)
Facsimile: (303) 796-0265
Email: metallica@metal-res.com
Website: www.metal-res.com

Registered Office

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5
Canada

Mexico Office

Minera San Xavier, S.A. de C.V.
Camino Cerro de San Pedro a San Luis Potosi
Km 3+870 No. 200
CP 78440
Cerro de San Pedro, S.L.P.
Mexico
Telephone: (52-444) 814-6151
Facsimile: (52-444) 814-6152

Brazil Office

Metallica Brazil, S. A.
Rua Galeno-Paranhos
Bloco B-Loja A
CEP 76490-000
Mara Rosa, Goias
Brazil
Telephone: (55-62) 366-1352
Facsimile: (55-62) 366-1225

Chile Office

Minera Metallica Ltda.
c/o Lithotech
Ramon Angel Jara 725
La Serena
Chile
Telephone: (56-51) 229-606
Facsimile: (56-51) 229-606

Auditors

PricewaterhouseCoopers LLP,
Vancouver

Legal Counsel

Canada – Beach, Hepburn
Mexico – Barrera, Siqueiros y Torres Landa, S.C.
Chile – Cariola Diez Perez-Cotapos
Brazil – Luis Mauricio Ferraiuoli Azevedo

Share Listings

The Toronto Stock Exchange
TSE Symbol: MR
Over-the-Counter Bulletin Board
OTCBB Symbol: METLF

Shareholder Records

Shareholders may obtain information about their shares, lost certificates and other matters from the Company's transfer agent:

Equity Transfer Services Inc.
Shareholder Services
120 Adelaide St. West, Suite 420
Toronto, Ontario M5H 3V1
Canada
Telephone: (416) 361-0152
Facsimile: (416) 361-0470

Annual Reports

Stockholders may obtain, without charge, a copy of Metallica Resources' Annual Report or a copy of Form 20-F, as filed with the Ontario Securities Commission and the United States Securities and Exchange Commission, by contacting the Company.

Annual General Meeting

The annual general meeting of shareholders is scheduled to be held at 4:00 p.m. on Thursday, June 6, 2002, at The Ontario Club, Commerce Court South, Toronto, Ontario. All shareholders are invited to attend.

This Annual Report contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward looking statements contained within are made to provide the reader a perception of the Company's current performance as well as the Company's possible future. Such statements may include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. All forward looking statements in this document involve risk and uncertainties. These forward looking statements are intended to be subject to the safe harbor protection provided by Sections 27A and 21E.



Metallica Resources Inc.
C/o Metallica Management Inc.
3979 East Arapahoe Road, Suite 100, Littleton, Colorado 80122 USA
Telephone: (303) 796-0229; Facsimile: (303) 796-0265
Toll Free: 1-888-933-0313 (Canada and USA)
Email: metallica@metal-res.com; website: www.metal-res.com

Exhibit E

METALLICA RESOURCES INC.

PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 6, 2002

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF METALLICA RESOURCES INC.

The undersigned shareholder of Metallica Resources Inc. (the "Corporation") hereby nominates, constitutes and appoints Richard J. Hall, President, or failing him, Ian A. Shaw, Director, or instead of any of them, , as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 6th day of June, 2002, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated on the reverse side hereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO ON THE REVERSE SIDE.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF HOLDING THE MEETING OR ADJOURNMENT THEREOF, OR DELIVERED TO THE CHAIRMAN ON THE DAY OF THE MEETING OR ADJOURNMENT THEREOF.

The nominees are directed to vote the shares represented by this proxy as follows:

1. To Vote For or to Withhold From Voting in respect of the election of directors proposed by management;

2. To Vote For or to Withhold From Voting in respect of the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration;

3. To Vote For or to Vote Against or to Withhold From Voting in respect of the resolution to authorize the directors to issue common shares of the Corporation and/or securities convertible into common shares, pursuant to one or more private placement financings to be completed prior to the next annual meeting of shareholders, as described in the management information circular accompanying the notice of this meeting (the "Circular");

4. To Vote For or to Vote Against or to Withhold From Voting in respect of the resolution ratifying the continued existence of the shareholder rights plan of the Corporation, as described in the Circular;

5. To Vote For or to Vote Against or to Withhold From Voting in respect of the special resolution authorizing the continuance of the Corporation under the *Canada Business Corporations Act*, as described in the Circular;

6. At the nominee's discretion upon any amendments or variations to matters specified in the notice of the annual and special meeting or upon any other matters as may properly come before the Meeting or any adjournments thereof.

The shares represented by this proxy will be voted in accordance with the instructions given on any vote or ballot called at the meeting. Unless a specific instruction is indicated, said shares will be voted for confirmation and/or approval of the matters specified in each of the above items, all of which are set forth in the accompanying management proxy circular, receipt of which is hereby acknowledged.

This proxy revokes and supersedes all proxies of earlier date.

DATED this day of , 2002.

PRINT NAME: ______________________________

SIGNATURE: ______________________________

NOTES:

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation.

4. Each shareholder who is unable to attend the Meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

Exhibit F

METALLICA RESOURCES INC.

Supplemental Mailing List Form

National Policy No. 41 adopted by Canadian Securities Regulators allows an exemption to the Corporation from sending unaudited interim financial statements to shareholders. If you wish to receive the Corporation's unaudited interim financial statements, you must complete this form and forward it, either with your proxy or separately, to our transfer agent:

EQUITY TRANSFER SERVICES INC.
Suite 420
120 Adelaide Street West
Toronto, Ontario M5H 4C3

Please note that both registered and non-registered shareholders should return the form; registered shareholders will not automatically receive unaudited interim financial statements. (Registered shareholders are those with shares registered in their name; non-registered shareholders have their shares registered in an agent, broker, or bank's name.)

* * * * * * * * * * * * * *

Please put my name on your Supplemental Mailing List to receive unaudited interim financial statements of Metallica Resources Inc.

[Please PRINT your name and address]

____
(First Name and Surname)

____
(Number and Street) (Apartment/Suite)

____
(City) (Province)

____
(Postal Code)

Signed: ______________________________
(Signature of Shareholder)

CUSIP: 59125J 10 4

Exhibit G

METALLICA RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Metallica Resources Inc. (the "Corporation") will be held at The Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario, on Thursday, the 6th day of June, 2002, at the hour of 4:00 o'clock in the afternoon (Toronto time) for the following purposes:

1. To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2001, together with the report of the auditors thereon;

2. To elect directors;

3. To appoint auditors and to authorize the directors to fix their remuneration;

4. To consider and, if thought fit, pass a resolution authorizing the directors to issue common shares of the Corporation and/or securities convertible into common shares, pursuant to one or more private placement financings to be completed prior to the next annual meeting of shareholders, as described in the management information circular accompanying this notice (the "Circular");

5. To consider and, if thought fit, pass a resolution ratifying the continued existence of the shareholder rights plan of the Corporation, as described in the Circular; and

6. To consider and, if thought fit, pass a special resolution approving the continuance of the Corporation under the *Canada Business Corporations Act* (the "Continuance") and ratifying and approving a new By-Law No. 1 to become effective upon the Continuance becoming effective, as described in the Circular;

7. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular and the financial statements of the Corporation noted above.

Pursuant to the *Business Corporations Act* (Ontario), shareholders of the Corporation have a right to dissent in respect of the Continuance and to be paid the fair value of their shares, subject to certain conditions. These rights are described in the Circular.

Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED as of the 22nd day of April 2002.

By Order of the Board

/s/ RICHARD J. HALL

Richard J. Hall
Chief Executive Officer

METALLICA RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF METALLICA RESOURCES INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING (THE "MEETING"). It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivered to the chairman on the day of the Meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this circular the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares ("Common Shares"). At the date of this information circular, the Corporation had issued and outstanding 32,433,783 Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares as of the close of business on April 30, 2002 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the meeting, that his name be included in the list. In such case the transferee is entitled to vote his shares at the meeting.

To the knowledge of the directors and officers of the Corporation, as of the date hereof there are no persons who beneficially own or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting, except for Newmont Mining Corporation, which owns 11.56% of the issued and outstanding shares of the Corporation as of the date hereof.

EXECUTIVE COMPENSATION

During the year ended December 31, 2001, the Corporation had three executive officers and seven directors.

Summary Compensation Table

The following table, presented in accordance with the Regulations to the Securities Act (Ontario), sets forth all compensation in respect of the Chairman and Chief Executive Officer of the Corporation, as well as other executive officers who are reportable based on salary and bonus earned during the year ended December 31, 2001 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Securities Under Options Granted (#)	All other Compensation (US$)
Richard J. Hall	2001	$110,000	Nil	75,000	$ 5,250(5)
President & CEO(1)	2000	$110,000	Nil	Nil	$17,608(2)
	1999	$ 16,250	Nil	300,000	Nil
Fred H. Lightner.................	2001	$105,000	Nil	297,500	$ 5,250(5)
Senior VP and COO,	2000	$105,000	Nil	Nil	$ 5,250(5)
Former CEO(3)	1999	$102,500	$100,000(4)	330,000	$ 5,000(5)
Bradley J. Blacketor	2001	$ 95,000	Nil	125,000	$ 4,750(5)
CFO & Secretary	2000	$ 95,000	Nil	30,000	$ 7,849(5)
	1999	$ 92,500	Nil	25,000	$ 4,545(5)

(1) Mr. Hall became an executive officer of the Corporation effective November 8, 1999.

(2) Non-deductible moving expenses of $12,566 incurred by Mr. Hall relating to his relocation to Denver and $5,042 for contributions to his 401(k) retirement plan.

(3) Mr. Lightner became an executive officer of the Corporation effective September 10, 1996. Effective March 26, 1999, Mr. Lightner was appointed as Chief Executive Officer of the Corporation. Effective November 8, 1999, Mr. Lightner resigned as Chief Executive Officer and was re-appointed Senior Vice-President and Chief Operating Officer.

(4) Mr. Lightner's resignation as Chief Executive Officer of the corporation on November 8, 1999 triggered a severance obligation equal to the remainder of the term of his employment agreement (approximately 29 months or approximately US$252,000). Mr. Lightner agreed to settle the severance obligation for a lump sum payment of US$100,000. The net proceeds from this severance payment were used by Mr. Lightner to acquire 130,000 common shares of the Corporation pursuant to an exercise of stock options in 1999.

(5) Contributions to 401(k) retirement plan.

The Corporation does not have any long-term incentive plans, and has not granted any stock appreciation rights.

Grants and Exercises of Options

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date
Richard J. Hall, President and CEO	75,000	9.2%	$0.83	$0.83	June 7, 2006
Fred H. Lightner, Senior VP and COO	297,500	36.7%	$0.83	$0.83	June 7, 2006
Bradley J. Blacketor CFO & Secretary	125,000	15.4%	$0.83	$0.83	June 7, 2006

No options were re-priced during the most recently completed financial year.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Unexercised Options at December 31, 2001 (#)		Value of Unexercised in-the-Money Options at December 31, 2001 (Cdn$)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard J. Hall President & CEO	Nil	Nil	325,000	50,000	$143,000	$16,000
Fred H. Lightner Senior V.P. & COO	Nil	Nil	299,166	198,334	$ 39,733	$63,467
Bradley J. Blacketor CFO & Secretary	Nil	Nil	261,667	93,333	$ 28,333	$33,667

Pension Plan

The Corporation sponsors a defined contribution tax-deferred retirement plan in accordance with the provisions of section 401(k) of the U.S. Internal Revenue Service Code. This plan is available to all permanent U.S. based employees. Under the terms of the plan, employees may elect to contribute up to 15% of their salary, subject to statutory dollar limits, and the Corporation will make a matching contribution of 50% up to the first 10% of the employee's elective contribution. The employee is 100% vested in the employers matching contribution after three years of service.

Employment Contracts

The Corporation has entered into employment contracts with all of its Named Executive Officers. The contracts are for two or three-year terms with various expiration dates, but will remain in effect subsequent to the initial term unless a minimum of six-months notice is provided by either party. The contracts provide that in the event that following a Change of Control, as defined, the Corporation terminates the employment of the Named Executive Officer other than for Manifest Cause, as defined, or the Named Executive Officer resigns from his employment for Good Reason, as defined, within six months following a Change of Control, then the Corporation shall pay to the Named Executive Officer a lump sum amount equal three times the Named Executive Officer's annual salary currently in effect.

Composition of Compensation Committee

The Corporation's executive compensation program is administered by its compensation committee. The compensation committee consists of Denis M. Marsh, Craig J. Nelsen and J. Alan Spence.

Compensation Policy

The compensation policy of the Corporation is done from the perspective of ownership. Employees (including executive officers) expect to reap the majority of their income from the appreciation in the value of the Common Shares they hold in the Corporation. Given the low number of employees, the compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual and hence securing the best possible talent to run the Corporation. Compensation of officers and employees currently consists of base salary and longer-term incentives in the form of stock options.

Bonuses may be paid for significant and specific achievements that have a strategic impact on the fortunes of the Corporation. The amounts are determined on a judgmental basis after review by the board of directors of the contribution of each individual, including the executive officers of the Corporation. Although they may be members of the board of directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus. In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement.

The Corporation's stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with, and contribution to, the Corporation.

The foregoing report is submitted by the Compensation Committee.

Compensation of Directors

The directors are not compensated for their attendance at directors or shareholders meetings. However, at the time of joining the board of directors and periodically thereafter, directors are granted incentive stock options, with the intent of providing a long-term ownership perspective on the Corporation. Directors who are not officers are entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm's length parties. No cash remuneration was paid during the year ended December 31, 2001 to any of the other directors in their capacity as directors, except for reimbursements of "out of pocket" expenses incurred in connection with attendance at such meetings.

PERFORMANCE GRAPH

The following chart compares the total cumulative shareholder return for Cdn$100 invested on December 31, 1996 in Common Shares of Metallica Resources Inc. with the total return of The Toronto Stock Exchange Gold and Precious Minerals Total Returns Index (the "G&PM Index").



Metallica
TSE G&PM Index
DOLLARS
175
150
125
100
75
50
25
0
1996
1997
1998
1999
2000
2001

	1996	1997	1998	1999	2000	2001
Metallica	100	54.35	15.85	8.7	4.67	25
TSE G&PM Index	100	56.84	53.13	44.1	38.71	46.96

Indebtedness of Directors and Executive Officers

The following table sets forth information concerning all directors, senior officers or executive officers of the Corporation who are or have been indebted to the Corporation at any time since January 1, 2001. The aggregate amount of such indebtedness was US$100,000.

Name and Principal Position	Involvement of Corporation	Largest Amount Outstanding During 2001 (US$)	Amount Outstanding as at April 1, 2002 (US$)	Financially Assisted Securities Purchases During 2001 (#)	Security for Indebtedness
Richard J. Hall, ... President, CEO & Director	Loan by Corporation	$100,000	$100,000	Nil	Real estate

Statement of Corporate Governance

The Corporation is committed to a policy of working towards full compliance with the corporate governance guidelines enunciated by The Toronto Stock Exchange (the "Guidelines").

Corporate Objectives

The Board has confirmed that the strategic objective of the Company is to seek out and explore precious metal bearing deposits with the intention of developing and mining the deposit or proving the feasibility of mining the deposit for others.

Corporate Stewardship

As recommended by the Guidelines, the Board has assumed responsibility for ensuring the implementation of five key areas:

1. Strategic Planning Process

The Chief Executive Officer is expected to submit to the Board a statement of corporate direction with supporting plans for implementation.

While Directors are not involved in day-to-day management of the Corporation they are charged with taking an early, active and direct role in considering such matters as acquisitions of properties, divestitures of properties, financing and public relations.

2. Risk and Risk Management

Exploration for precious metals is inherently unpredictable. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements.

The Directors have identified the principal risks of the Corporation to be, first, the precious metal prices in the international markets and the effect that such prices have on the ability of the Corporation to raise the financing required to carry out its exploration activities; second, the success of those exploration activities; and third, political and currency risk in the countries in which the Corporation carries out its exploration and development activities.

The Directors have assigned the responsibility for monitoring these risks to the executive officers of the Corporation. The Directors review all activities of executive management at regular meetings of the Directors.

3. Succession Planning and Monitoring Senior Management

The Board makes all senior officer appointments and monitors their performance. Responsibility for management, succession planning and management development has been lodged with the Chief Executive Officer. There is a periodic review of these functions by the Compensation Committee of the Board.

4. Communications Policy

The Board has adopted a communications policy which requires the Corporation to make full, true and plain disclosure of the results of its financial operations, including related party transactions. In this regard the Board has stressed officers' and directors' fiduciary obligations to the shareholders. The Board has also directed management to communicate relevant aspects of corporate affairs to all stakeholders.

5. Internal Control and Management Information Systems

The Audit Committee has the responsibility to review financial reporting and compliance with applicable law, and to monitor the internal controls and financial information system.

Committees of the Board

The Board has assigned specific governance responsibilities to two Committees of the Board, as follows:

Audit Committee: The Corporation has an Audit Committee which has the functions defined in applicable legislation and as recommended by the external auditors. The Audit Committee is comprised of three outside directors who are appointed by the Board. The Chairman is an unrelated director. The committee reviews the Corporation's annual financial statements prior to their acceptance by the Board of Directors. The Committee is also responsible for reviewing the Corporation's financial reporting procedures and the adequacy of its internal controls. It considers the report of the external auditors and examines the fees and expenses for audit services and it recommends to the Board the independent auditors for appointment by the shareholders. It may undertake additional tasks at the request of the Board.

Compensation Committee: The Compensation Committee consists of three unrelated Directors. The Committee reviews and recommends to the Board the remuneration of senior officers. It is also charged with reviewing senior officer hiring, management development and management succession.

Relationship of Related and Unrelated Directors

The Board consist of a total of seven persons, two of whom are executive officers of the Corporation and therefore related directors and five of whom are unrelated directors as defined by the Guidelines.

Significant Contracts and Related Party Transactions

The Corporation has adopted policies and guidelines that govern the granting of significant contracts both to related and unrelated parties. All significant contracts must meet standards of competitiveness and come to the Board of Directors for approval.

Election of Directors

The Board of Directors consists of a minimum of three and a maximum of ten directors, to be elected annually. Each director holds office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws. At the meeting, shareholders will be asked to elect seven directors. The following sets forth information concerning the seven persons (the "Nominees") nominated by management for election as directors.

The following table provides the names of the Nominees and information concerning them. The persons named in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected at the next annual meeting of the Corporation, or until his successor is elected or appointed.

Name & Municipality of Residence	Office	Present Occupation if Different from Office Held(1)	Shares Beneficially Owned or Over Which Control is Exercised(1)
Craig J. Nelsen(3) .... Centennial, Colorado	Chairman & Director	Senior Vice President, Gold Fields Ltd., a gold mining company	450,000
Richard J. Hall .... Centennial, Colorado	President, CEO & Director	—	429,313
Fred H. Lightner........... Centennial, Colorado	Senior Vice President, COO & Director	—	154,386
Oliver Lennox-King .... Toronto, Ontario	Director	Chairman, Southern Cross Resources Inc., a uranium mining company	50,000
Denis M. Marsh(2)(3) .... Toronto, Ontario	Director	Senior Vice-President and Director, Beutel, Goodman & Company Ltd., an investment counselling firm	50,000
J. Alan Spence(2)(3) ..... Toronto, Ontario	Director	Chairman, Spence Resource Management Inc., a mineral resource consulting firm	20,000
Ian A. Shaw(2) .... Toronto, Ontario	Director	Managing Director, Shaw & Associates, a financial management services company	20,000

(1) The information as to shares beneficially owned or over which the above-named officers and directors exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective officers and directors individually.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

All of the Nominees are directors elected at the last annual meeting of the Corporation held June 7, 2001.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Re-appointment of Auditors

The board of directors of the Corporation are recommending the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, to act as the Corporation's auditors in respect of the year ending December 31, 2001. PricewaterhouseCoopers LLP is the successor firm to Coopers & Lybrand, Chartered Accountants, which firm was first appointed as the Corporation's auditors at the annual and special meeting of shareholders held on June 18, 1998. At the meeting, shareholders will be asked to consider and, if thought fit, approve the re-appointment of PricewaterhouseCoopers LLP as the auditors of the Corporation for the ensuing year. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration.

Approval of Future Private Placements

Management is of the view that additional funds may be required for the Corporation to expand its mineral exploration and development, and property acquisition activities. The Corporation may wish to raise further equity funding pursuant to one or more private placements.

Under the rules of The Toronto Stock Exchange (the "TSE") the aggregate number of shares of a listed company which are issued or made subject to issuance (*i.e.*, issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSE 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placements of its securities. In particular, management of the Corporation considers that it may be in the best interests of the Corporation to solicit private placement funds for working capital and Corporation operations. The TSE has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided that such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation's issued and outstanding share capital as of April 22, 2001 is 32,433,783 Common Shares and the Corporation proposes that the maximum number of Common Shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on the Meeting Date would not exceed 32,000,000 Common Shares in the aggregate, or approximately 100% of the Corporation's issued and outstanding share capital as at April 22, 2001.

Any private placement proceeded by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Corporation;

(b) it cannot materially affect control of the Corporation;

(c) it must be completed within a twelve month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSE which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on the TSE on the trading day prior to the date notice of the private placement is given to the TSE (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 or $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the TSE retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any Common Shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSE 25% Rule, shareholders will be asked at the Meeting, to consider and, if thought fit, approve a resolution (the "Resolution") in the form attached hereto as Schedule I authorizing the board of directors to enter into one or more private placements as discussed above. Approval of the Resolution will be obtained if a majority of the votes cast (*i.e.* more than 50%) are in favour.

Proposed Extension of the Shareholder Rights Plan

Background

At the Meeting, shareholders will be asked to consider a resolution to continue the existence of the shareholder rights plan agreement dated as of March 19, 1999 between the Corporation and Equity Transfer Services Inc. (the "Rights Plan"). The Rights Plan was initially approved by shareholders at the shareholders' meeting held on May 27, 1999. The Rights Plan will expire at the close of business on the day of the Meeting unless at the Meeting the shareholders ratify the continued existence of the Rights Plan. If the continued existence of the Rights Plan is ratified, the Rights Plan would continue until the close of business on March 19, 2005.

In the following discussion, capitalized terms which are not defined in this Circular have the meanings ascribed to them in the Rights Plan. A copy of the Rights Plan is available upon request from the Corporation, and is available on the Corporation's website at *www.metal-res.com.*

At the present time, the Corporation has no knowledge of any take-over bid, or any intended take-over bid, from any person.

Rationale for the Rights Plan

In 1999, the Board of Directors of the Corporation recommended implementation of the Rights Plan to ensure that, in the context of a bid for control of the Corporation through an acquisition of the Corporation's Common Shares, shareholders will be positioned to receive full and fair value for their shares. Of particular concern to the Board of Directors was the widely held view that existing Canadian securities legislation provides too short a response time to a company that is the subject of an unsolicited bid for control. An inadequate response time has been identified as an impediment to ensuring that shareholders are offered full and fair value for their shares. Also of concern to the Board of Directors is the possibility that, under existing securities laws, the Corporation's shareholders could be treated unequally in the context of a bid for control. The Rights Plan was not adopted in response to, or in anticipation of, any pending or threatened take-over bid, nor to deter take-over bids generally. Rather, the objectives of the Rights Plan are to give adequate time for shareholders to properly assess a bid without undue pressure, for the Board of Directors to consider value-enhancing alternatives and to allow competing bids to emerge. In addition, the Rights Plan has been designed to provide shareholders of the Corporation with equal treatment in a bid for control of the Corporation.

In adopting the Rights Plan, the Board of Directors considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

Time. Current Canadian legislation permits a take-over bid to expire in 35 days. The Board of Directors is of the view that this is not sufficient time for shareholders to properly evaluate the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include, if deemed appropriate by the Board of Directors, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance shareholder value. The Rights Plan provides a mechanism whereby the minimum expiry period for a Take-over Bid must be 45 days after the date of the bid and the bid must remain open for a further period of 10 Business Days after the Offerer publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Voting Shares outstanding held by "Independent Shareholders" (generally, shareholders other than the Offerer or Acquiring Person, their Associates and Affiliates, and Persons acting jointly or in concert with the Offerer or Acquiring Person).

Pressure to Tender. A shareholder may feel compelled to tender to a bid which the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all shares of a class where the bidder wishes to obtain a control position but does not wish to acquire all of the Voting Shares. The Rights Plan provides a shareholder approval mechanism in the Permitted Bid provision which is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular take-over bid. By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Voting Shares held by Independent Shareholders have been deposited, a shareholders decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a company that is the subject of a take-over bid.

Unequal Treatment. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of a company may be acquired pursuant to a private agreement in which a small group of shareholders disposes of shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Voting Shares, to better ensure that shareholders receive equal treatment.

Terms of the Rights Plan

One Right has been issued by the Corporation in respect of each Common Share which is currently outstanding, and one Right will be issued in respect of each Common Share of the Corporation issued during the balance of the term of the Rights Plan prior to the Separation Time. Each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at the exercise price of $6.00, subject to adjustment and certain anti-dilution provisions (the "Exercise Price"). The Rights are not exercisable until the Separation Time. If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares of the Corporation having an aggregate market price equal to twice the Exercise Price.

Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares of the Corporation and will be transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights ("Rights Certificates"), together with a disclosure statement prepared by the Corporation describing the Rights, will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities ("Convertible

Securities") convertible into or exchangeable for Common Shares. The Rights will trade separately from the Common Shares after the Separation Time.

Separation Time

The Separation Time is the Close of Business on the eighth Business Day after the earlier of (i) the "Stock Acquisition Date", which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid). In either case, the Separation Time can be such later Business Day as may from time to time be determined by the Board of Directors. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

Acquiring Person

In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the Corporation's outstanding Common Shares and any other shares in the share capital or any voting interest of the Corporation entitled to vote generally on the election of directors ("Voting Shares"). Currently, no Voting Shares other than the Common Shares are outstanding.

Flip-In Event

A Flip-In Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-in Event which has not been waived occurs, each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a Person, which Rights will become null and void) shall constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Stock Acquisition Date the Exercise Price is $30 and the Market Price of the Common Shares is $10, the holder of each Right would be entitled to purchase Common Shares having an aggregate Market Price of $60 (that is, 6 Common Shares) for $30 (that is, a 50% discount from the Market Price).

Permitted Bid and Competing Permitted Bid

A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(a) the Take-over Bid is made to all holders of record of Voting Shares wherever resident as registered on the books of the Corporation, other than the Offerer;

(b) the Take-over Bid contains, and the take-up and payment for the securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that:

(i) no Voting Shares shall be taken-up or paid for pursuant to the Take-over Bid (A) prior to the Close of Business on the date which is not to be less than 45 days following the date of the Take-over Bid and (B) unless at the Close of Business on that date, the Voting Shares deposited or tendered pursuant to the Take-over Bid and not withdrawn constitute more than 50% of the Voting Shares outstanding which are held by Independent Shareholders;

(ii) unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time prior to the Close of Business on the date of the first take-up of or payment for Voting Shares;

(iii) any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv) if more than 50% of the Voting Shares held by Independent Shareholders are deposited or tendered pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid shall remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement.

If a Permitted Bid ceases to be a Permitted Bid because it ceases to meet any or all of the criteria at any time, any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares made prior to such time, ceases to be an acquisition of Voting Shares made pursuant to a Permitted Bid (or a Competing Permitted Bid, as described below).

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 45 days so long as it is open until the later of 21 days after the date of the Competing Permitted Bid and 45 days after the earliest date on which any other Permitted Bid or Competing Permitted Bid then in existence was made.

Redemption, Waiver and Termination

(a) *Redemption of Rights on Approval of Holders of Voting Shares and Rights.* The Board of Directors acting in good faith may, after having obtained the prior approval of the holders of Voting Shares or Rights, at any time prior to the later of the Stock Acquisition Date and the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $.001 per Right, appropriately adjusted for anti-dilution as provided in the Rights Plan Agreement (the "Redemption Price").

(b) *Waiver of Inadvertent Acquisition.* The Board of Directors is required to waive the application of the Rights Plan in respect of the occurrence of any Flip-in Event if (i) the Board of Directors has determined, following the Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person under the Rights Plan; and (ii) the Acquiring Person, within 10 days after the determination by the Board of Directors or such later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the person remains an Acquiring Person at the Close of Business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date.

(c) *Permitted Bid Acquisition.* In the event that a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, more than 50% of the outstanding Common Shares (including shares held at the date of the bid), the Board of Directors shall, immediately upon the consummation of the acquisition, be deemed to have elected to redeem the Rights at the Redemption Price.

(d) *Discretionary Waiver with Mandatory Waiver of Concurrent Bids.* The Board of Directors may, prior to the occurrence of the relevant Flip-in Event, upon prior written notice to the Rights Agent, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares. However, if the Board of Directors waives the application of the Rights Plan, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-in Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(e) *Waiver on Agreement to Reduce Beneficial Ownership by Acquiring Person.* The Board of Directors may, prior to the Close of Business on the eighth Business Day following a Stock Acquisition Date or such later Business Day as it may from time to time determine, upon prior written notice to the Rights Agent, waive the application of the Rights Plan to a Flip-in Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within 10 days of the date on which such contractual arrangement is entered into or such later date as the Board of Directors may determine) such that at the time the waiver becomes effective, the Person having acquired the Voting Shares is no longer an Acquiring Person. If such a waiver becomes effective prior to the Separation Time, the applicable Flip-In Event shall be deemed not to have occurred.

Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, or if the Board of Directors grant a waiver under the circumstances described in (e) above after the Separation Time, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

If the Board of Directors is deemed to have elected or elects to redeem the Rights as described in paragraphs (a) or (c) above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

Recommendation of the Board of Directors

The Board of Directors has determined that the Rights Plan continues to be in the best interests of the Corporation and its shareholders, and recommends that shareholders vote in favour of the continuance of the Rights Plan. In order to be approved, a simple majority of the votes cast on the motion must be in favour of the resolution.

CONTINUANCE UNDER THE CANADA BUSINESS CORPORATIONS ACT

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass a special resolution (the "Continuance Special Resolution") authorizing the continuance of the Corporation (the "Continuance") from the *Business Corporations Act* (Ontario) (the "OBCA") to the *Canada Business Corporations Act* (the "CBCA"), subject to regulatory approval. The text of the Continuance Special Resolution is set out in Schedule A to this Circular. The Continuance Special Resolution also provides for the ratification of a new general By-Law No. 1 for the Corporation, which by-law will become effective upon the Continuance becoming effective. Proposed new general By-law No. 1 is attached to this Circular as Schedule D.

Reasons for the Continuance

The principal reason for continuing the Corporation under the CBCA is to enable the Corporation to benefit from recent amendments to the CBCA which, among other things, reduce the number of directors of a corporation organized under that statute who must be resident Canadians to at least 25%. Currently, as a corporation organized under the OBCA, a majority of the Corporation's directors are required to be resident Canadians.

The Corporation maintains offices in Canada and has operations in the United States, Chile and Mexico. Management of the Corporation believes that the international nature of the Corporation's business requires that the Corporation have the flexibility to elect or appoint directors based on merit without the requirement that a majority of directors be resident Canadians. If the Continuance Special Resolution is approved and the Corporation is continued under the CBCA, in addition to the residency requirements of that statute, as a TSE-listed company the Corporation will continue to be required to have at least two Canadian directors.

An additional benefit to the Corporation arising from the Continuance is that under the CBCA, unlike under the OBCA, the board of directors may hold any number of meetings at any place in or outside of Canada.

The Continuance will not have any material business or tax consequences for the Corporation.

Summary Comparison of Shareholder Rights

The CBCA provides shareholders substantially the same rights as are available to shareholders under the OBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations thereunder. The following is a summary of certain differences between the OBCA and the CBCA which management of the Corporation considers to be of significance to shareholders. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regard to the implications of the Continuance which may be of importance to them.

Director Residency Requirements — Under the OBCA, a majority of a company's directors must be resident Canadians. Under the CBCA, subject to certain exceptions which do not currently apply to the Corporation, at least 25% percent of a company's directors must be resident Canadians. In addition, the OBCA requires that a majority of directors in attendance at any meeting of directors must be resident Canadians, while the CBCA requires that at least 25% of the directors in attendance at each meeting of directors must be resident Canadians.

Place of Shareholders' Meetings — Under the OBCA, a shareholders' meeting may be held at such place in or outside Ontario (including outside Canada) as the directors may determine. Under the CBCA, a shareholders' meeting may be held at any place in Canada, or at a place outside Canada if such place is specified in the articles of the company. The draft articles of continuance attached as Schedule B to this Circular do not provide that shareholders' meetings may be held at any place outside of Canada. Accordingly, unless and until the Corporation's articles are changed, shareholders' meetings must be held in Canada.

Solicitation of Proxies — Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the company, must send a dissident's proxy circular in prescribed form to each shareholder whose proxy is solicited and certain other recipients. Under the CBCA, proxies may be solicited other than by or on behalf of management of the company without the sending of a dissident's proxy circular if (i) proxies are solicited from fifteen (15) or fewer shareholders, or (ii) if the solicitation is conveyed by public broadcast, speech or publication containing certain of the information that would be required to be included in a dissident's proxy circular. Furthermore, under the CBCA, the definition of "solicit" and "solicitation" specifically excludes (i) certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision, (ii) communications for the purpose of obtaining the number of shares required for a shareholder proposal, and (iii) certain other communications made other than by or on behalf of management of the company, including communications by one or more shareholders concerning the business and affairs of the company or the organization of a dissident's proxy solicitation where no form of proxy is sent by or on behalf of such shareholders, by financial and other advisers in the ordinary course of business to shareholders who are their clients, or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder.

Record Date for Shareholders' Meetings — Under the OBCA, where a company fixes a record date for the determination of shareholders entitled to vote at a shareholders' meeting and a shareholder transfers shares after the record date, the transferee of such shares is entitled to vote such shares at the meeting if the transferee establishes that he or she owns the shares and demands, not later than ten days before the meeting, that his or her name be included in the list of shareholders entitled to vote at the meeting. Under the CBCA, shareholders are entitled to vote only shares held by them on the record date. Transferees of shares after the record date are not entitled to vote the transferred shares at the meeting.

Telephonic or Electronic Meetings — Under the OBCA, a meeting of shareholders' may be held by telephonic or electronic means (and shareholders may participate in and vote at the meeting by such means) only if permitted by the articles or by-laws of the company. The Corporation's current articles and by-laws are silent as to the holding of shareholders' meetings by such means. Under the CBCA, a company does not require its articles or by-laws to expressly permit the holding of meetings of shareholders by telephonic or electronic means in order to do so. If a company provides shareholders with telephonic, electronic or other means of communication that permits all participants to communicate adequately with each other during the meeting, then any person entitled to attend the meeting may participate by such means. In addition, if the company's by-laws so provide, a meeting of shareholders may be held entirely by such means. The proposed new By-law No. 1 attached hereto as Schedule D provides that the directors may determine that meetings of shareholders shall be held by telephonic or electronic means.

Shareholder Proposals — Under the OBCA, only registered shareholders may submit shareholder proposals relating to matters which the shareholder wishes to raise at a shareholders' meeting. Under the CBCA, shareholder proposals may be submitted by both registered and beneficial shareholders, provided that (i) the shareholder must have owned, of record or beneficially, for at least six months prior to the submission of the proposal, voting shares at least equal to 1% of the total number of outstanding voting shares of the company or whose fair market value is at least $2,000, whichever is less, or (ii) the proposal must have the support of persons who in the aggregate have owned, of record or beneficially, such number of voting shares for such period.

Registered Office — Under the OBCA, a company's registered office must be in Ontario. Under the CBCA, a company's registered office may be at any place in Canada. The draft articles of continuance attached as Schedule B to this Circular provide that the registered office shall be in Ontario.

Articles of Continuance

If the Continuance is approved by shareholders, the Corporation intends to file with the Director under the CBCA articles of continuance in the form of the draft articles attached as Schedule B to this Circular.

Required Approval and Recommendation of the Board of Directors

The Continuance Special Resolution requires the approval of at least two-thirds of the votes cast in person or by proxy at the Meeting in respect of the resolution.

The board of directors has determined that the proposed Continuance is in the best interests of the Corporation and its shareholders. The board of directors unanimously recommends that shareholders vote in favour of the Continuance Special Resolution set out in Schedule A to this Circular. In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote any common shares represented by such proxy FOR the Continuance Special Resolution.

RIGHTS OF DISSENTING SHAREHOLDERS

The Continuance Special Resolution entitles a holder of common shares to be paid the fair value of all, but not less than all, of such common shares in accordance with section 185 of the OBCA if the shareholder dissents to the resolution under the OBCA and if the Continuance becomes effective. Holders of common shares are not entitled to dissent with respect to their common shares if they vote any of such shares in favour of the Continuance Special Resolution or if the directors do not act to implement the special resolution. A brief summary of the provisions of section 185 of the OBCA is set out below.

The following summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks to exercise dissent rights. Section 185 of the OBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of dissent rights. Accordingly, each shareholder who might desire to exercise dissent rights should carefully consider and comply with the provisions in section 185 of the OBCA, the full text of which is set out in Schedule C to this Circular.

Each dissenting shareholder of the Corporation who wishes to exercise dissent rights is required to send a written objection to the Continuance Special Resolution to the Corporation at or prior to the Meeting. The address of the Corporation for such purpose is: 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5. The execution or exercise of a proxy does not constitute a written objection for the purposes of section 185 of the OBCA. Within ten days after the Continuance Special Resolution is adopted by shareholders, the Corporation must so notify each of the dissenting shareholders who is then required, within twenty days after receipt of such notice (or, if such person does not receive such notice, within twenty days after learning of the adoption of the special resolution), to send to the Corporation a written notice containing that person's name and address, the number of common shares in respect of which that person dissents and a demand for payment of the fair value of such shares. Within thirty days after sending such written notice, the dissenting shareholder must also send to the Corporation the share certificate or certificates representing all of that person's common shares. If the Continuance contemplated in the Continuance Special Resolution becomes effective, the Corporation is required to determine the fair value of the common shares and to make a written offer to pay such amount to the dissenting shareholder. If such offer is not made or not accepted within thirty days, any dissenting shareholder may apply to the court to fix the fair value of the shares. There is no obligation on the Corporation to apply to the court. If any application is made, the dissenting shareholder will be entitled to be paid the amount fixed by the court.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no insider of the Corporation has any interest in any material transactions involving the Corporation.

* * * * * * * *

The contents and sending of this Information Circular have been approved by the Directors of the Corporation.

DATED as of the 22nd day of April, 2002.

By Order of the Board of Directors

/s/ RICHARD J. HALL

Richard J. Hall
Chief Executive Officer

Schedule A

CONTINUANCE SPECIAL RESOLUTION

RESOLVED AS A SPECIAL RESOLUTION THAT:

1. Metallica Resources Inc. (the "Corporation") is authorized to apply to the Director appointed under the *Canada Business Corporations Act* (the "CBCA") pursuant to section 187 of the CBCA for a certificate of continuance continuing the Corporation as if it has been incorporated thereunder (the "Continuance").

2. The Corporation is authorized to apply to the Director appointed under the *Business Corporations Act* (Ontario) (the "OBCA") for authorization to permit the Continuance.

3. Subject to the issuance of a Certificate of Continuance under the CBCA, and without affecting the validity or existence of the Corporation under its current articles or by-laws or of any act done thereunder, the articles of the Corporation are amended by deleting all of the provisions thereof and substituting therefor Articles of Continuance in the form set out as Schedule B to the management proxy circular of the Corporation dated as of April 22, 2002 (the "Circular).

4. Notwithstanding that this special resolution shall have been duly passed by the shareholders of the Corporation, the directors of the Corporation are authorized, in their sole discretion, to abandon the application for a Certificate of Continuance under the CBCA at any time prior to the issue thereof without further approval of the shareholders of the Corporation.

5. New By-Law No. 1 of the Corporation, in the form attached as Schedule D to the Circular, is hereby ratified and approved, provided that such by-law shall not become effective unless and until a Certificate of Continuance as contemplated hereby is issued.

6. Any director or officer of the Corporation is authorized and directed to execute and deliver or cause to be executed and delivered all such documents and instruments and to take or cause to be taken all such other actions as such director or officer may determine to be necessary or desirable to carry out the intent of the foregoing special resolutions, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments and the taking of such actions.

Schedule B

Industry Canada	**Industrie Canada**	FORM 11	FORMULE 11
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions	**ARTICLES OF CONTINUANCE**	**CLAUSES DE PROROGATION**
		(SECTION 187)	(ARTICLE 187)

1 – Name of corporation — Dénomination de la société

METALLICA RESOURCES INC.

2 – The province or territory in Canada where the registered office is situated — La province ou le territoire au Canada où est situé le siège social

Province of Ontario

3 – The classes and any maximum number of shares that the corporation is authorized to issue — Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The annexed Schedule 1 is incorporated in this form.

4 – Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

None.

5 – Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum of three (3), maximum of ten (10)

6 – Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

None.

7 – (1) If change of name effected, previous name — (1) S'il y a changement de dénomination, dénomination antérieure

Not Applicable.

(2) Details of incorporation — (2) Détails de la constitution

Incorporated under the *Business Corporations Act* (Ontario) on June 23, 1977 under the name Temple Explorations Inc. On July 10, 1987, Temple Explorations Inc. changed its name to Burgess Point Resources Inc. and on January 14, 1994, Burgess Point Resources Inc. changed its name to Metallica Resources Inc.

8 – Other provisions, if any — Autres dispositions, s'il y a lieu

The annexed Schedule 2 is incorporated in this form.

Date	Signature	9 – Capacity of — En qualité de
For Department Use Only À l'usage du ministère seulement Filed Déposée	Printed name — Nom et letters moulées	IC 3247 (2001/11) Canada

ARTICLES OF CONTINUANCE
OF
METALLICA RESOURCES INC.

SCHEDULE 1

1. The Corporation is authorized to issue:

(a) an unlimited number of shares, designated as common shares ("Common Shares"); and

(b) an unlimited number of shares, designated as preference shares, issuable in series ("Preference Shares").

2. The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a) the holders of the Common Shares shall be entitled to vote at all meetings of shareholders;

(b) the holders of the Common Shares shall be entitled to receive dividends as and when declared by the board of directors of the Corporation; and

(c) the holders of the Common Shares shall, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, be entitled to receive the remaining property of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation.

3. The rights, privileges, restrictions and conditions attaching to the Preference Shares are as follows:

(a) Preference Shares may at any time or from time to time be issued in one or more series. Prior to the issue of the shares of any such series, the directors shall, subject to the limitations set out below, fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limitation:

(i) the rate, amount or method of calculation of dividends, if any, and whether the same are subject to adjustments;

(ii) whether such dividends are cumulative, partly cumulative or non-cumulative;

(iii) the dates, manner and currency of payments of dividends and the dates from which dividends accrue or become payable;

(iv) if redeemable or purchasable, the redemption or purchase prices and the terms and conditions of redemption or purchase, with or without provision for sinking or similar funds;

(v) any conversion, exchange or reclassification rights; and

(vi) any other rights, privileges, restrictions and conditions not inconsistent with these provisions;

the whole subject to the receipt by the Director under the *Canada Business Corporations Act* of articles of amendment designating and fixing the number of Preference Shares in such series and setting forth the rights, privileges, restrictions and conditions attaching thereto and the issue by such Director of a certificate of amendment with respect thereto.

(b) The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the

Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preference Shares of every other series and be entitled to a preference over the Common Shares and the shares of any other class ranking junior to the Preference Shares. The Preference Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and the shares of any other class ranking junior to the Preference Shares, as may be fixed in accordance with Section (a); and

(c) Except as otherwise provided in the *Canada Business Corporations Act* or these provisions, the holders of Preference Shares shall not be entitled as such to receive notice of, or to attend or vote at, any meeting of the shareholders of the Corporation. Provided, however, that the holders of Preference Shares shall be entitled to notice of meetings called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of its undertaking or a substantial part thereof.

ARTICLES OF CONTINUANCE
OF
METALLICA RESOURCES INC.

SCHEDULE 2

(1) Subject to the provisions of the Canada Business Corporations Act, as amended or re-enacted from time to time, the directors may, without authorization of the shareholders;

(a) borrow money on the credit of the Corporation;

(b) issue, re-issue, sell or pledge debt obligations of the Corporation;

(c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any person;

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation; and

(e) by resolution, delegate any or all such powers to a director, a committee of directors or an officer of the Corporation.

(2) The Corporation shall have a minimum of three (3) and a maximum of ten (10) directors, the precise number to be determined from time to time by resolution of the Board of Directors of the Corporation and, until the precise number is so determined, such number shall be deemed to be seven (7); and

(3) The directors of the Corporation are authorized to appoint one or more directors from time to time, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders following their appointment, provided that the total number of directors so appointed between annual meetings may not exceed one-third of the number of directors elected at the previous annual meeting.

SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

Rights of Dissenting Shareholders

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6).

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution

has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8),

in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

Schedule D

BY-LAW NO. 1
A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE BUSINESS AND AFFAIRS OF METALLICA RESOURCES INC., A CANADIAN FEDERAL CORPORATION

RESOLVED as a by-law of METALLICA RESOURCES INC. (hereinafter referred to as the "Corporation") as follows:

SECTION 1 — DEFINITIONS

1.1 General

In the By-laws of the Corporation, unless the context otherwise requires:

(1) "Act" means the *Canada Business Corporations Act,* and the regulations thereunder, as from time to time amended, and every statute or regulation (as the case may be) that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

(2) "Articles" means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of arrangement, articles of continuance, articles of dissolution, articles of reorganization and articles of revival of the Corporation and includes any amendments thereto;

(3) "Board" means the board of directors of the Corporation;

(4) "By-laws" means these by-laws and all other by-laws of the Corporation from time to time in force and effect;

(5) "Director" means a member of the Board;

(6) "meeting of shareholders" means annual and special meetings of shareholders.

1.2 Interpretation

In this by-law:

(1) Other than as specified above, words and expressions defined in the Act, have the same meanings when used herein. Words importing the singular number include the plural and *vice versa;* words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a natural person in his capacity as trustee, executor, administrator or other legal representative.

(2) The invalidity or unenforceability of any provisions in this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law; and

(3) The insertion of headings in this by-law are for convenience of reference only and shall not affect its construction or interpretation.

SECTION 2 — GENERAL BUSINESS

2.1 Financial Year

The Board may, by resolution, fix the financial year-end of the Corporation and may from time to time, by resolution, change the financial year-end of the Corporation.

2.2 Execution of Instruments

(1) Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two (2) directors or officers of the Corporation.

(2) In addition, the Board may from time to time authorize any other person or persons to sign any particular instruments.

(3) The secretary, or any other officer or any Director, may sign certificates and similar instruments (other than share certificates) on the Corporation's behalf with respect to any factual matters relating to the Corporation's business and affairs, including, without limitation, certificates verifying copies of the Articles, By-laws, resolutions and minutes of meetings of the Corporation.

(4) The signature of any person authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the Board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature. Anything so signed shall be as valid as if it had been signed manually, even if that person has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the Board.

2.3 Voting Rights in Other Bodies Corporate

The signing officers of the Corporation under Section 2.2 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the Board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

SECTION 3 — MEETINGS OF DIRECTORS

3.1 Quorum

A quorum of any meeting of Directors is:

(a) where the articles set out the number of directors, a majority of that number; or

(b) where the articles set out the minimum and maximum number of directors, a majority of the number of directors which then constitutes the Board.

3.2 Calling of Meetings

Meetings of the Board shall be held from time to time at such time and at such place as the Board, the chairperson of the Board, the president or any two Directors may determine. Such meetings shall be called by way of a notice sent by mail, by e-mail, by fax or by any other electronic means or delivered in person to the Directors. The notice of the meeting shall specify the place, the date and the time of such meeting. The notice need specify neither the purpose nor the agenda of the meeting. The Director shall be deemed to have received such notice within the normal time for delivery according to the means of communication used unless there are reasonable grounds for believing that the notice was not received on time or that it was not received at all.

3.3 First Meeting of New Board

As long as a quorum of Directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

3.4 Chair

The chairperson of the Board or, if none, or in the chairperson of the Board's absence from a meeting of the Board, the president or, if none, or in the president's absence, a director chosen by the directors present shall chair each meeting of the Board.

3.5 Votes to Govern

(1) At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question.

(2) Unless a ballot is demanded, an entry in the minutes of a meeting to the effect that the chairperson of the meeting declared a resolution to be carried or defended is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

3.6 Casting Vote

In case of an equality of votes at a meeting of the Board, the chairperson of the meeting shall be entitled to a second or casting vote.

SECTION 4 — CHAIRPERSON AND OFFICERS

4.1 Appointment of Chairperson

The Board may from time to time designate a chairperson of the Board from among the Directors who shall have such powers and duties as are specified from time to time by the Board.

4.2 Appointment of Officers

The Board may from time to time designate the offices of the Corporation and from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the Board may determine, including, without limitation, one or more assistants to any of the officers so appointed. One person may hold more than one office. The Board may specify the duties of and, in accordance with these By-laws and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation.

4.3 President

The president shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and shall have such other powers and duties as the board may specify.

4.4 Vice-President

A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

4.5 Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer may specify.

The Secretary may delegate all or part of the Secretary's duties to a nominee from time to time.

4.6 Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the Board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board or the chief executive officer may specify.

4.7 Powers and Duties of Officers

The powers and duties of all officers shall be such as the terms of their engagement call for or as the Board or (except for those whose powers and duties are to be specified only by the Board) the president may specify. The Board and (except as aforesaid) the president may, from time to time, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the chief executive officer otherwise directs.

SECTION 5 — PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

5.1 Limitation of Liability

Every Director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no Director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other Director, officer or employee, or for joining in any act for conformity, or for any loss, damage or expense suffered or incurred by the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his or her office or in relation thereto. Nothing herein shall relieve any Director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

5.2 Indemnity

(1) The Corporation shall indemnify a Director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer (or an individual acting in a similar capacity) of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(2) The Corporation shall advance monies to a Director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 5.2(1). The individual shall repay the monies if it is determined that he or she did not fulfil the conditions of Section 5.2(3).

(3) The Corporation shall not indemnify an individual under Section 5.2(1) unless he or she:

(a) acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she acted as a Director or officer or in a similar capacity at the Corporation's request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

(4) The Corporation shall also indemnify the individual referred to in Section 5.2(1) in such other circumstances as the Act or law permits or requires. Nothing in these By-laws shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of these By-laws.

5.3 Insurance

Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in Section 5.2(1) as the Board may from time to time determine.

SECTION 6 — SECURITIES

6.1 Enforcement of Lien

(1) In the event that any shareholder (the "Defaulting Shareholder") defaults in the payment of any interest and/or principal due in respect of any indebtedness owing by such shareholder to the Corporation (the "Debt") when the same becomes due and payable and continues in such default for a period of thirty (30) days after notice in writing thereof has been given by the Corporation to such shareholder:

(a) the Corporation may sell all or any part of the shares then registered in the name of the Defaulting Shareholder (the "Subject Shares"). The terms and manner of the sale shall be at the sole discretion of the Corporation. The proceeds of such sale shall be used and applied firstly to the cost and expense of such sale incurred by the Corporation, including security transfer taxes and legal fees, secondly to reimburse the Corporation for out-of-pocket expenses incurred in connection with the sale, and thirdly for the payment in full of the Debt and other sums due to the Corporation from the Defaulting Shareholder. The balance of the proceeds, if any, shall be paid to the Defaulting Shareholder. If the proceeds of the sale are insufficient to pay the Debt, the Defaulting Shareholder shall remain liable to the Corporation for any such deficiency;

(b) the Corporation may apply any dividends or other distributions paid or payable on or in respect of the Subject Shares in repayment of the Debt;

(c) where the Subject Shares are redeemable pursuant to the articles, the Corporation may redeem all or part of the Subject Shares and apply the redemption price to the Debt;

(d) the Corporation may refuse to register a transfer of all or part of the Subject Shares until the Debt is paid; and

(e) in exercising one or more of the rights granted in this by-law, the Corporation shall not prejudice or surrender any other rights of enforcement of its lien which may by law be available to it, or any other remedy available to the Corporation for collection of the Debt, and the Defaulting Shareholder shall remain liable for any deficiency remaining.

SECTION 7 — DIVIDENDS

7.1 Declaration and Payment

Subject to the Act and subject to it being established that the Corporation is or will be able to discharge its liabilities when due and that the realizable value of its assets will not be less than the aggregate of its liabilities and of its stated capital, the directors may declare and pay dividends to the shareholders according to their respective rights and interests in the Corporation. The directors shall not, be compelled to make any distribution of the profits of the Corporation; thus they may create a reserve fluid for the payment of dividends or set aside such profits in whole or in part in order to keep them as a reserve fund of any kind. Such dividends may be paid in specie, in property or by time issue of fully paid-up securities of the Corporation.

7.2 Payment

Unless the holder otherwise indicates, a dividend payable in specie shall be paid by cheque to the order of the registered holder of the securities of the class in respect of which a dividend has been declared and shall be delivered or mailed by prepaid ordinary mail to such registered holder to or at the address appearing at that time in the registers of the Corporation. In the case of joint holders, unless such joint holders otherwise direct, the cheque shall be made payable to the order of all of such joint holders and be delivered or mailed to them to or at the address of one (1) of them appearing at that time in the registers of the Corporation. The mailing of such cheque as aforesaid, unless the same is not paid upon due presentation, shall satisfy all claims amid discharge the Corporation of its liability for the dividend to the extent of the amount of the cheque. In the event of non-receipt of the dividend cheque by the person to whom it was delivered or mailed as aforesaid, the Corporation shall issue to such person a replacement cheque for the same amount on such terms as determined by the directors.

7.3 Set-Off

The directors, in their discretion, may apply, in whole or in part, any amount of dividend declared payable to a shareholder to set off any debt owed by the shareholder to the Corporation.

SECTION 8 — MEETINGS OF SHAREHOLDERS

8.1 Chairperson, Secretary and Scrutineers

The chairperson of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairperson of the Board; president; or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairperson. If the secretary of the Corporation is absent, the chairperson shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairperson with the consent of the meeting.

8.2 Persons Entitled to be Present

The only persons entitled to be present at a meeting of the shareholders shall be those entitled to attend or vote at the meeting, the Directors, auditor, legal counsel of the Corporation and others who, although not entitled to attend or vote, are entitled or required under any provision of the Act, the Articles, or By-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

8.3 Quorum

A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for or representative of such a shareholder and together holding or representing in the aggregate not less than five percent (5%) of the outstanding shares of the Corporation entitled to be voted at the meeting. If a quorum is not present at the opening of a meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place, and at the adjourned meeting a quorum will be those individuals present.

8.4 Right to Vote

Whenever a vote by a show of hands has been taken upon a question, every person present and entitled to vote has one vote. Unless a ballot is demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting is *prima facie* evidence of the fact, without proof of the number or proportion of the votes recorded in respect of the question. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot.

Upon a ballot, each shareholder who is present or represented by proxy is entitled, in respect of the shares which the shareholder is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles in respect of those shares.

8.5 Votes to Govern

At any meeting of shareholders, every question shall, unless otherwise required by the Articles and By-laws, be determined by a majority of the votes cast on the question.

8.6 Casting Vote

In case of an equality of votes at any meeting of shareholders either on a show of hands or on a poll, the chairperson of the meeting shall be entitled to a second or casting vote.

8.7 Adjournment

Subject to the Act, the chairperson at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.

8.8 Meetings by Telephone, Electronic or Other Communication Facility

The directors of the Corporation who call a meeting of shareholders pursuant to the Act may determine that the meeting shall be held, to the extent and in the manner permitted by law, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

SECTION 9 — NOTICES

9.1 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of those persons shall be sufficient notice to all of them.

9.2 Computation of Time

In computing the period of days when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the period shall be deemed to begin on the day following the event that began the period and shall be deemed to end at midnight of the last day of the period, except that, if the last day of the period falls on a non-business day, the period shall end at midnight on the day next following that is not a non-business day.

9.3 Omissions and Errors

The accidental omission to give any notice to any shareholder, Director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance of the notice shall not invalidate any action taken at any meeting held pursuant to the notice or otherwise founded on it.

SECTION 10 — EFFECTIVE DATE

10.1 Effective Date

These By-laws shall come into force when made by the Board in accordance with the Act.

10.2 Repeal

All previous By-laws of the Corporation are repealed as of the coming into force of these By-laws. The repeal shall not affect the previous operation of any By-laws so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any Articles or predecessor charter documents of the Corporation obtained pursuant to, any such By-laws before its repeal. All officers and persons acting under any By-laws so repealed shall continue to act as if appointed under the provisions of these By-laws, and all resolutions of the shareholders or the Board or a committee of the Board with continuing effect passed under any repealed By-laws shall continue to be good and valid except to the extent inconsistent with these By-laws and until amended or repealed.

2

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

TSE Toronto Stock Exchange

Exhibit H

Company Name: Metallica Resources Inc.
Stock Symbol: MR
For Month Ending: April 2002
Date Prepared: May 3, 2002

Outstanding Stock Options Summary					
Stock Options Outstanding - Opening Balance				2007,083	
Options Granted (Add)					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					
Options Exercised: (Subtract)					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Options Cancelled: (Subtract)					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Closing Stock Option Plan Balance				2,007,083	

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance	—	
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance	—	

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance	28,533,783	
Stock Options Exercised		
Share Purchase Plan		
Warrants		
Private Placement	3,900,000	
Issuer Bid Cancellation		
Closing Issued Capital Balance	32,433,783	

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CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

TSE Toronto Stock Exchange

Company Name: Metallica Resources Inc.
Stock Symbol: MR
For Month Ending: March 2002
Date Prepared: April 1, 2002

Outstanding Stock Options Summary					
Stock Options Outstanding - Opening Balance				2,207,083	
Options Granted: (Add)					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					
Options Exercised: (Subtract)					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Mar 21, 2002	Louis A. Lepry	Apr 20, 1995	$0.85	25,000	
Subtotal					
Options Cancelled: (Subtract)					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
March 19, 2002	Brad Blacketor	March 19, 1997	$2.55	175,000	
Subtotal					
Closing Stock Option Plan Balance				2,007,083	

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance	—	

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance	28,504,831	
Stock Options Exercised	25,000	
Share Purchase Plan (Metallica Retirement 401K Plan)	3,952	
Warrants		
Private Placement		
Issuer Bid Cancellation		
Closing Issued Capital Balance	28,533,783	

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CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

TSE
Toronto Stock Exchange

Company Name: Metallica Resources Inc
Stock Symbol: MR
For Month Ending: February 2002
Date Prepared: March 6, 2002

Outstanding Stock Options Summary					
Stock Options Outstanding - Opening Balance				2,232,083	
Options Granted: (Add)					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
				—	
Subtotal					
Options Exercised: (Subtract)					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Feb 13 2002	Louis A. Lepry	Apr 20, 1995	$0.85	25,000	
Subtotal					
Options Cancelled: (Subtract)					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
				—	
Subtotal					
Closing Stock Option Plan Balance				2,207,083	

Shares Reserved For Share Compensation Arrangements		
Opening Reserve Balance		
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance	—	

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance	28,479,831	
Stock Options Exercised	25,000	
Share Purchase Plan		
Warrants		
Private Placement		
Issuer Bid Cancellation		
Closing Issued Capital Balance	28,504,831	

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CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

TSE
Toronto Stock Exchange

2 pages

Company Name: Metallica Resources Inc.
Stock Symbol: MR
For Month Ending: January, 2002
Date Prepared: Feb 1, 2002

Outstanding Stock Options Summary					
Stock Options Outstanding - Opening Balance				2,144,583	
Options Granted: (Add)					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
1-10-02	Brad Blacketor	1-10-07	1.39	87,500	
Subtotal					
Options Exercised: (Subtract)					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Options Cancelled: (Subtract)					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Closing Stock Option Plan Balance				2,232,083	

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance	—	

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance	28,480,560	
Stock Options Exercised		
Share Purchase Plan		
Warrants		
~~Private Placement~~ (See attached Jan 2002 letter from Transfer Agent	(729)	
Issuer Bid Cancellation		
Closing Issued Capital Balance	28,479,831	

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CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

TSE
Toronto Stock Exchange

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

Company Name: Metallica Resources Inc.
Stock Symbol: MR
For Month Ending: December 2001
Date Prepared: January 2, 2002

Outstanding Stock Options Summary					
Stock Options Outstanding - Opening Balance				2,144,583	
Options Granted: **(Add)**					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					
Options Exercised: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Options Cancelled: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Closing Stock Option Plan Balance				2,144,583	

Shares Reserved For Share Compensation Arrangements		
Opening Reserve Balance		
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance	—	

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance	28,473,707	
Stock Options Exercised		
Share Purchase Plan (Metallica Retirement 401K Plan)	6,853	
Warrants		
Private Placement		
Issuer Bid Cancellation		
Closing Issued Capital Balance	28,480,560	

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CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

Company Name: Metallica Resources Inc
Stock Symbol: MR
For Month Ending: October, 2001
Date Prepared: November 9, 2001

Outstanding Stock Options Summary					
Stock Options Outstanding - Opening Balance				2,159,783	
Options Granted: **(Add)**					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					
Options Exercised: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
10-25-01	Louis Lepry	4-20-95	0.85	15,200	
Subtotal					
Options Cancelled: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Closing Stock Option Plan Balance				2,144,583	

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance		

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance	27,539,944	
Stock Options Exercised	15,200	
Share Purchase Plan		
Warrants		
Private Placement (Noranda Inc)	918,563	
Issuer Bid Cancellation		
Closing Issued Capital Balance	28,473,707	

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CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

TSE
Toronto Stock Exchange

Company Name: Metallica Resources Inc
Stock Symbol: MR
For Month Ending: September, 2001
Date Prepared: Sept 30, 2001

Outstanding Stock Options Summary					
Stock Options Outstanding - Opening Balance				2862,750	
Options Granted: **(Add)**					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					
Options Exercised: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
9-20-01	Louis Lepry	4-20-05	0.50	100,000	
Subtotal					
Options Cancelled: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
9-25-01 9-01-01	Various Jeannine Goren	9-25-96 5-18-00	2.55 0.45	549,500 2,000	
Subtotal					
Closing Stock Option Plan Balance				2,211,250	

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance		

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance	27,349,593	
Stock Options Exercised	100,000	
Share Purchase Plan		
Warrants		
Private Placement		
Issuer Bid Cancellation		
Closing Issued Capital Balance	27,449,593	

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CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES
Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

TSE Toronto Stock Exchange

Company Name: Metallica Resources Inc.
Stock Symbol: MR
For Month Ending: July, 2001
Date Prepared: August 10, 2001

"Amended"

Outstanding Stock Options Summary					
Stock Options Outstanding - Opening Balance				2,866,750	
Options Granted: **(Add)**					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					
Options Exercised: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
July 9, 2001	Jeannine Goren	5-18-00	0.45	4,000	
Subtotal					
Options Cancelled: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Closing Stock Option Plan Balance				2,862,750	

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance		

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance	27,345,593	
Stock Options Exercised	4,000	
Share Purchase Plan		
Warrants		
Private Placement		
Issuer Bid Cancellation		
Closing Issued Capital Balance	27,349,593	

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CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

TSE
Toronto Stock Exchange

Company Name: Metallica Resources Inc.
Stock Symbol: MR
For Month Ending: June, 2001
Date Prepared: July 2, 2001

Outstanding Stock Options Summary					
Stock Options Outstanding - Opening Balance				2,569,500	
Options Granted: (Add)					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
May 18, 2000	Various	May 18, 2005	0.45	141,000	
June 7, 2001	Various	June 7, 2006	0.83	811,250	
Subtotal				3,521,750	
Options Exercised: (Subtract)					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Options Cancelled: (Subtract)					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Feb 20, 2001	VARIOUS	Feb 20, 1998	2.55	500,000	
Sept 21, 2000	"	Sept 21, 1995	2.87	130,000	
July 25, 2000	"	July 25, 1995	1.99	25,000	
Subtotal				655,000	
Closing Stock Option Plan Balance				2,866,750	

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance	—	

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance	27,077,735	
Stock Options Exercised		
Share Purchase Plan		
Warrants (1)	267,858	
Private Placement		
Issuer Bid Cancellation		
Closing Issued Capital Balance	27,345,593	

(1) Warrants were exercised on June 28, 2001

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CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

TSE Toronto Stock Exchange

Company Name: Metallica Resources Inc.
Stock Symbol: MR
For Month Ending: March, 2000
Date Prepared: April 4, 2000

Outstanding Stock Options Summary					
Stock Options Outstanding - Opening Balance					2,569,500
Options Granted: **(Add)**					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					
Options Exercised: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Options Cancelled: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Closing Stock Option Plan Balance					2,569,500

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance		

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance		26,809,877
Stock Options Exercised		
Share Purchase Plan		
Warrants		
Private Placement		267,858
Issuer Bid Cancellation		
Closing Issued Capital Balance		27,077,735

On March 24, 2000, Metallica issued 267,858 warrants that are exercisable on or before November 8, 2001 at a price of Cdn$0.70 per warrant. Each warrant exercised entitles the holder to one common share. None of the warrants were exercised as of the date of this report.

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2
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CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

TSE Toronto Stock Exchange

Company Name: Metallica Resources Inc.
Stock Symbol: MR
For Month Ending: January 2000
Date Prepared: 2-7-00

Outstanding Stock Options Summary					
Stock Options Outstanding - Opening Balance					2,569,500
Options Granted: **(Add)**					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					
Options Exercised: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Options Cancelled: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Closing Stock Option Plan Balance					2,569,500

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance		

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance		24,630,025
Stock Options Exercised		
Share Purchase Plan		
Warrants		
Private Placement		2,179,852
Issuer Bid Cancellation		
Closing Issued Capital Balance		26,809,877

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2
Fax (416) 947-4547